

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

Years ended December 31,	**2003**	2002	2001	2000	1999
Total revenues	**$ 3,630,108**	$ 2,566,084	$ 1,941,797	$ 1,781,287	$ 1,673,668
Net premiums written	**3,670,515**	2,710,490	1,858,096	1,506,244	1,427,719
Net investment income	**210,056**	187,875	195,021	210,448	190,316
Service fees	**101,715**	86,095	75,771	68,049	72,344
Net income (loss)	**337,220**	175,045	(91,546)	36,238	(37,060)
Net income (loss) per common share:					
Basic	**4.06**	2.29	(1.39)	.63	(.64)
Diluted	**3.87**	2.21	(1.39)	.62	(.64)
Return on common stockholders' equity	**25.3%**	18.4%	(11.2%)	6.1%	(4.9%)
At year end					
Total assets	**$ 9,334,685**	$ 7,031,323	$ 5,633,509	$ 5,022,070	$ 4,784,791
Total investments	**6,480,713**	4,663,100	3,607,586	3,112,540	2,995,980
Stockholders' equity	**1,682,562**	1,335,199	931,595	680,896	591,778
Common shares outstanding (in thousands)	**83,538**	82,835	74,792	57,726	57,639
Common stockholders' equity per share	**20.14**	16.12	12.45	11.79	10.27

RELATIVE STOCK PRICE PERFORMANCE

W. R. Berkley vs. S&P 500 over the past 20 years



percentage change
2000%
1500%
1000%
500%
0%
2336%
W.R. BERKLEY CORPORATION
S&P 500
2/84
2/86
2/88
2/90
2/92
2/94
2/96
2/98
2/00
2/02
2/04

W. R. BERKLEY CORPORATION AT A GLANCE

CORPORATE PROFILE. W. R. Berkley Corporation, founded in 1967, is one of the nation's premier commercial lines property casualty insurance providers. Our strengths include skilled people, disciplined underwriting and a strong balance sheet. Each of the Company's operating units participates in a product area or geographic territory where it applies its professional skills to meet customer needs. Operations are decentralized to place decision-making and accountability in the hands of people who are close to the customer. The management of the Company is focused on the long-term. We manage to optimize the risk-adjusted returns across the entire enterprise. The effective execution of our strategy has produced one of the best performance records in the insurance industry.

HOW W. R. BERKLEY CORPORATION IS DIFFERENT. The Company distinguishes itself in several ways:

ACCOUNTABILITY. The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders.

PEOPLE-ORIENTED STRATEGY. New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 27 units, 19 were developed internally and eight were acquired.

RESPONSIBLE FINANCIAL PRACTICES. Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, ensures ample resources to grow the business profitably whenever there are opportunities to do so.

RISK-ADJUSTED RETURNS. Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle.

TRANSPARENCY. Consistent and objective standards are used to measure performance – and, the same standards are used regardless of the environment.

FINANCIAL HIGHLIGHTS. W. R. Berkley Corporation delivered record results in 2003:

- Return on stockholders' equity rose to 25.3%, the highest in nearly three decades.
- Net income reached a new high of $3.87 per share, advancing 75% over 2002.
- Net premiums written increased 35% to $3.7 billion.
- Cash flow from operations advanced 47% to $1.4 billion.

The Company achieved these results by capitalizing on increasing insurance prices and improving terms and conditions.

Stockholders' Equity
dollars in billions


0.6
0.7
0.9
1.3
1.7
'99
'00
'01
'02
'03

Net Premiums Written
dollars in billions


1.4
1.5
1.9
2.7
3.7
'99
'00
'01
'02
'03

Investments
market value – dollars in billions


3.0
3.1
3.6
4.7
6.5
'99
'00
'01
'02
'03



FIVE BUSINESS SEGMENTS

W. R. Berkley Corporation's business segments had an excellent year, each producing strong earnings growth.

SPECIALTY. The specialty units underwrite complex and sophisticated risks, including general, professional and product liability coverages as well as commercial transportation business, primarily on an excess and surplus lines basis.
2003 RESULTS: Total revenues increased 44% to $1.2 billion. Pre-tax income rose 48% to $202 million.

REGIONAL. The regional units, which are leaders in their local markets, write commercial lines coverages for small and mid-sized business firms and governmental entities. This segment also writes surety coverages.
2003 RESULTS: Total revenues advanced 23% to $924 million. Pre-tax income increased 47% to $153 million.

ALTERNATIVE MARKETS. The alternative markets units develop and administer self-insurance programs and other alternative risk transfer mechanisms, and also write specialized workers' compensation insurance. Workers' compensation business is the main focus of the segment.
2003 RESULTS: Total revenues advanced 53% to $551 million. Pre-tax income was $85 million, up 36%.

REINSURANCE. The reinsurance units write reinsurance on both a facultative and treaty basis. In addition, the Company writes business under quota share reinsurance agreements with several Lloyd's syndicates and participates in several specialty niches.
2003 RESULTS: Total revenues rose 84% to $813 million. Pre-tax income increased 300% to $60 million.

INTERNATIONAL. The Company's international joint venture operates in Argentina and Asia.
2003 RESULTS: Total revenues declined 25% to $71 million, due mainly to the impact of currency devaluation in Argentina. Segment pre-tax income was $3 million versus a pre-tax loss of $2 million in 2002.

W. R. Berkley Corporation had a record year in 2003. Return on stockholders' equity, earnings, net premiums written and cash flow from operations all increased strongly. While the Company's 2003 performance was excellent, we expect 2004 to be significantly better.

TO OUR SHAREHOLDERS:

We achieved these results by effectively executing our strategy and capitalizing on the strongest property casualty insurance market conditions in more than a decade. The Company performed well by every measure in 2003:

- Return on equity increased to 25.3% from 18.4% in 2002.
- Earnings per share advanced 75% to $3.87.
- Net premiums written rose 35% to $3.7 billion. Approximately three-quarters of the increase came from higher prices and one-quarter from increased policy counts.
- The Company's GAAP combined ratio declined to 91.4%, well below the industry average and the Company's lowest combined ratio in over 20 years, reflecting a higher underwriting profit.
- Cash flow from operations increased 47% to $1.4 billion. Record cash flow helps drive the growth of the Company's investable assets, which ultimately will result in more future investment income.

William R. Berkley
Chairman of the Board and
Chief Executive Officer


W. R. Ber

Each of the Company's five business segments – specialty, regional, alternative markets, reinsurance and international – contributed to sharply higher earnings in 2003.

Equally important was the growth of the Company's investment portfolio to $6.5 billion at the end of 2003, up from $4.7 billion a year earlier. Invested assets at the end of 2003 included $1.4 billion of cash and cash equivalents, reflecting our belief that interest rates will rise within the next year due to expanding federal budget deficits and a modestly improving economy. We expect the portfolio to generate more income in the next few years as interest rates rise and as we believe it appropriate to invest the Company's funds at more attractive longer-term rates.

Looking back, the past three years have been an exceptional period for W. R. Berkley Corporation. As net premiums written have advanced from $1.5 billion in 2000 to $3.7 billion in 2003, the Company has moved up the industry ladder to become one of the 15 largest commercial lines property casualty insurance writers in the United States.

Looking ahead, we continue to focus on generating the highest risk-adjusted returns. We will grow the Company opportunistically and seek out new business whenever market conditions allow us to do so. We work constantly to manage the entire enterprise, evaluating risk and remaining aware of uncertainty, always seeking the maximum potential returns from every opportunity.

W. R. BERKLEY CORPORATION'S STRATEGY. The Company performed well in 2003 because management made the right decisions to position the business for profitable growth, and made these decisions early. These decisions have allowed the Company to write more business at a time of outstanding industry profitability and, in doing so, grow rapidly and generate returns better than those of our insurance industry peers. During 2003, to support its growth, the Company raised additional capital and expanded several operating units while starting three new units.

Good management is not just a matter of producing higher earnings and better returns. Good management also requires a clear understanding of the factors behind those earnings. It requires a well-thought-out strategy and effective planning to deal with the opportunities and challenges on the horizon in order to continue to improve a company's performance. In addition, it requires a constant understanding of, and focus on, the risks inherent in a company's day-to-day business, while at the same time being conscious of the uncertain environment that is part of contemporary society.

The Company's strategy, which has consistently produced some of the industry's best results, is based on a philosophy of decentralized operations that places decision-making as close to the customer as possible. Through this approach, the Company is able to respond quickly to the constant changes in its markets and take advantage of the opportunities afforded by those changes. We empower our managers and hold them accountable.

Over the past 20 years, we have grown the Company's book value by more than 1,400%. The Company's excellent business performance, not only in 2003 but over longer periods as well, is also reflected in the price of its common stock. W. R. Berkley Corporation's stock price has appreciated 2,336%, not including dividends, during the past 20 years, well ahead of the 629% price appreciation of the Standard & Poor's 500 Index.

WRITING PROFITABLE BUSINESS. Insurance industry market conditions were robust in 2003 for the second consecutive year. In many lines, the Company obtained price increases of 20% or more during 2003, accompanied by significant improvements in terms and conditions. The business written by the Company during the year not only contributed to profits in 2003, but should contribute in 2004 as well.

The last previous "hard" insurance market may offer some perspective on the industry's outlook today. The last hard market began in 1985, and prices continued to increase until 1988. Even though prices then plateaued, returns remained at attractive levels through 1994.

As of the end of 2003, in the wake of two years of sizable price increases, the market had recovered to approximately its 1990 price levels. With current pricing, we see the prospect of continued excellent returns at least into 2006. Given today's market conditions, this is the time to access and write as much good business as possible.

W. R. Berkley Corporation's strategic approach and its high-quality balance sheet have enabled us to do just that. The Company has written more business and grown profitably even as a number of competitors have been constrained by unresolved past problems, including the inadequate reserving of prior-year losses. According to a recent report by Standard & Poor's, the property casualty industry is under-reserved by approximately $60 billion, impinging upon the ability of some insurers to write new business.

Adequate reserves are key to maintaining a strong balance sheet, which in turn enables a company to write more business. We address reserving issues proactively and therefore believe the Company is well positioned relative to the industry. During 2003, as the Company wrote more business, we increased our reserves to cover the potential losses associated with that business.

W. R. Berkley Corporation's strategy, which has consistently produced some of the industry's best results, is based on a philosophy of decentralized operations that places decision-making as close to the customer as possible.

By year-end, reserves were $4.2 billion, up 32% from $3.2 billion at the end of 2002. During that same period, the Company's policy counts increased by only 7%. The Company's paid-to-incurred-loss ratio decreased from 53% in 2002 to 37% in 2003, remaining well below the industry average. A lower ratio indicates a positive loss development trend.

The Company has positioned itself favorably in other ways as well. By exercising care in the selection of reinsurers and insisting on adequate security, we have largely avoided the problem of uncollectible reinsurance, a major challenge for some of our competitors in 2003. In addition, the Company has no material asbestos-related liabilities, nor does it use derivatives or have any "off-balance-sheet" financing. We strive to maintain maximum transparency in our financial statements.

During 2003, the Company issued $350 million of debt to support its increasing growth. This additional capital, in combination with the Company's high-quality balance sheet, enabled us to write all the business we felt appropriate at attractive rates during 2003. We believe W. R. Berkley Corporation has the financial resources and experienced personnel to continue to write all the good business that will be available to us in 2004 in our market segments.

CHOOSING THE BEST SECTORS. The insurance industry is long-term in nature. Companies receive premiums in return for a contractual promise to pay future claims that are uncertain in their timing and amount.

Industry challenges, such as natural disasters and periods of inadequate pricing, are endemic and are faced by all insurers. In addition, the responsibilities of insurers and their insureds are under constant revision by the courts. Inflation in general, and medical costs in particular, continue to push claims costs higher.

These issues have a different impact on each insurance company. Successful companies know how to anticipate and deal with the inevitable industry challenges and continually refine their strategies to keep pace with evolving and not always predictable markets. They know how to choose the right business lines in which to participate. They are able to minimize the impact of negative trends and events that are beyond their control and optimize the opportunities available to them when the market environment is positive. Successful insurance companies are, most importantly, always looking ahead, assessing risk and conscious of uncertainty.

Since the Company's founding, we have focused on identifying and participating in what we believe will be the most profitable areas of the business on a risk-adjusted basis, recognizing that doing so is critical to the Company's success. The Company's operating units take part in market sectors that demand a high level of underwriting skill and offer excellent opportunities for profit. We generally avoid commodity-type business in which competition is more intense and margins are generally lower.

In all its markets, W. R. Berkley Corporation is known as a high-quality insurer that has the commitment, infrastructure and depth of financial resources to understand the needs of customers

In recent years, we have taken a series of actions to capitalize on opportunities while dealing with challenges and deliberately refining where and how the Company does business. Those actions are paying off today.

and meet its obligations to them. Our risk-bearing companies have regularly maintained "A" or better A.M. Best Co. ratings for more than 25 years. Long-term relationships with brokers and agents allow the Company to compete effectively with its largest peers. Even in today's transaction-obsessed world, successful agents and brokers recognize the importance of commitment.

In managing the Company, we allocate capital to those insurance lines and those business units where we see the best potential risk-adjusted returns. We seek to apply the Company's flexibility, responsiveness, expertise and strong relationships to competitive advantage in each of its market sectors. Our goal is to build value for shareholders by outperforming the Company's peers throughout the insurance market cycle.

STRATEGIC ACTIONS. In recent years, we have taken a series of actions to capitalize on opportunities while dealing with challenges and deliberately refining where and how the Company does business. Those actions are paying off today.

Since 2000, the Company has invested significantly in its specialty group, enabling the group to grow rapidly in a period which has presented great opportunity. The specialty group was W. R. Berkley Corporation's third largest segment just three years ago and is now the largest as well as the most profitable segment. The operating units in this segment write complex and sophisticated coverages that are often tailored to the customer's particular needs. In 2003, the Company formed a new unit, Admiral Excess Underwriters, to specialize in underwriting excess casualty coverages, one of the few areas of the specialty market in which we did not previously participate.

The Company's regional group writes commercial lines for small and mid-sized businesses and governmental entities. This exclusive focus on commercial lines has led to significant profit improvement, reflecting the impact of a favorable market environment in combination with the group's enhanced ability to service customers. In 2003, the regional segment generated $153 million of pre-tax income and had an 87.5% GAAP combined ratio, a remarkable performance.

We recently restructured the Company's primary surety business by combining four separate operations into one unit and placing that unit within the regional segment as of 2004. The new unit principally writes bonds for mid-sized contractors. Although surety pricing has been insufficient for the past several years, there has recently been some improvement. We seek to capitalize on that improvement by maintaining a strong, highly-focused surety operation with superior underwriting and distribution capabilities.

The alternative markets segment continued its excellent growth with good profitability in 2003. This segment is, in part, countercyclical to the other segments. Customers often turn to self-insurance and other alternative markets when the primary markets charge higher premiums for the same or reduced levels of coverage. The Company's alternative markets units provide both fee-based services and risk-bearing insurance to meet the full range of needs of our alternative market customers. In addition, the Company has developed one of the nation's leading capabilities in managing state workers' compensation residual market mechanisms. In recent years, the Company has also leveraged its expertise to start new units, such as Preferred Employers Insurance Company, which specializes in providing workers' compensation coverage for small, owner-managed businesses in California. Preferred has grown rapidly during the past two years in response to the current favorable pricing environment, writing $163 million of net premiums in 2003. The unit's tight geographical and product focus enables it to respond quickly to changes in the California legislative and claims environment.

In the reinsurance segment, during the past two years we have expanded the Company's facultative business and have withdrawn from what we perceive to be commodity-type lines in the treaty operations. Results have been dramatic. The facultative business, led by an extremely experienced and disciplined management team, wrote $286 million of net premiums in 2003 versus $62 million in 2001. The reinsurance group did well in 2003 even though results were dampened by the need to add to reserves for prior business written in the treaty operation. Segment earnings are expected to continue to improve as this adverse development from prior years is eliminated.

The Company's international joint venture is the smallest of the five segments. It returned to profitability in 2003, overcoming challenging economic conditions in Argentina. The venture also has operations in the Philippines and recently began distributing savings, life insurance and other financial products in Hong Kong. It is exploring additional opportunities for profitable expansion in Asia and Latin America.

NEW VENTURES. We continue to develop new businesses as platforms to support the Company's long-term growth. While not yet significant contributors to results, these businesses offer excellent prospects for the future. Our financial results fully reflect the startup expenses of these ventures.

In 2003, in addition to launching Admiral Excess Underwriters, the Company formed W. R. Berkley Insurance (Europe), Limited in London. The new unit is owned 80% by W. R. Berkley Corporation. The unit is focused initially on writing professional indemnity insurance. Late in the year, we formed Berkley Risk Solutions, Inc., which provides insurance-based as well as reinsurance-focused financial solutions for insurance companies and self-insured entities in the U.S. and other markets.

The Company's other newer ventures continue to make good progress. B F Re Underwriters, LLC, which provides casualty facultative reinsurance on a direct basis, wrote $56 million of net premiums in 2003, its first full year. Berkley Medical Excess Underwriters, LLC, which provides rational capacity to the medical malpractice insurance market, was established at the end of 2001 and wrote $49 million of gross premiums in 2003.

MANAGEMENT TEAM. We have an unusual breadth and depth of talented people at the corporate level and throughout the Company's operating units. During the past two years, to support the Company's growth, we have been selectively adding to staff in order to strengthen the

Company's risk management capabilities and bring further depth to our overall management team in strategic areas.

Robert W. Gosselink joined the Company in 2003 as Senior Vice President – Insurance Risk Management. Jeffrey E. Vosburgh joined the Company as President of the newly-formed Berkley Risk Solutions unit, and Stuart Wright came on board as Chief Executive Officer of the newly-formed London operation, W. R. Berkley Insurance (Europe). All three of these individuals are talented, experienced insurance industry executives. We are pleased to welcome them and the skilled teams they have assembled.

Robert C. Hewitt, formerly Senior Vice President – Risk Management, was named Senior Vice President – Alternative Markets, succeeding H. Raymond Lankford, who retired and continues as a consultant to the Company.

Kevin W. Nattrass, formerly Senior Vice President of Acadia Insurance Company, became President and Chief Operating Officer of Berkley Mid-Atlantic Group.

OUTLOOK. We are confident of another outstanding year in 2004. The Company's operations are concentrated in product lines that have experienced some of the insurance industry's largest price increases. Furthermore, W. R. Berkley Corporation primarily writes casualty insurance, an area where prices continue to increase.

Favorable conditions in the Company's major lines are expected to continue. While the overall level of rate increases is abating, the trend remains positive as prices continue to rise more than "loss cost" inflation. As in the previous hard cycle, we anticipate at least another two years of strong pricing, even if prices go up only modestly on an inflation-adjusted basis from where they are today. The Company will continue to write all the good business it can in this environment.

W. R. Berkley Corporation's excellent results – not only in 2003, but also over longer periods – speak to the dedication and skills of its people. I want to personally thank the Company's employees, brokers, agents, customers and shareholders for their support. W. R. Berkley Corporation's dedicated people worldwide remain committed to meeting the needs of customers and, by doing so, generating superior returns for shareholders. It is the responsibility of management to evaluate these returns not just in absolute dollars, but also on a risk-adjusted basis. We believe the Company's 2003 results are even better when examined from that perspective.

We are extremely pleased with the Company's performance in 2003. We have never been more confident or excited about W. R. Berkley Corporation's prospects for the future.

Sincerely,

William R. Berkley

William R. Berkley
Chairman of the Board and
Chief Executive Officer
March 30, 2004

INSPECTION

We keep the insurance market under the microscope. In each of our businesses, we constantly search for opportunities that offer superior rewards with risks that can be properly evaluated.



INSPECTION

James G. Shiel
Senior Vice President
Investments

Eugene G. Ballard
Senior Vice President
Chief Financial Officer and Treasuer





The effective management of our investment assets is an integral part of our overall enterprise management. The investment portfolio, which has more than doubled in size during the past four years, is an important driver of future earnings.

The portfolio increased significantly in 2003, totaling $6.5 billion at year-end, up from $4.7 billion at the end of 2002. This increase primarily reflected the investment of cash flow from operations as well as the proceeds from two financings totaling $350 million, in addition to market appreciation.

In 2003, the portfolio generated $210 million of net investment income, up 12% from 2002 despite the impact of low interest rates and the shortened portfolio duration.

The portfolio is managed conservatively to support the Company's ability to write insurance. We have three main investment goals: achieve favorable risk-adjusted returns; avoid investment exposures that might impair the Company's ability to expand its insurance business; and maintain the duration of the fixed income portfolio within one year of the duration of the Company's liabilities, including policy claims and debt obligations.

FIXED INCOME INVESTMENTS. At year-end, the portfolio was invested 88% in fixed income securities, including cash and cash equivalents. Low interest rates have created a challenging fixed income investment environment. Our current view is that interest rates will move higher within the next year due to various trends, including expanding federal budget deficits and a weak dollar. As a result, we have recently been investing new monies primarily in short-term securities

Robert W. Gosselink
Senior Vice President
Insurance Risk Management

Paul J. Hancock
Senior Vice President
Chief Corporate Actuary

Ira S. Lederman
Senior Vice President
General Counsel and Secretary



Fixed Income Portfolio Distribution


Foreign Bonds
U.S. Government and Government Agency
Corporate Bonds
Cash and Cash Equivalents
Mortgage-backed Securities
State and Municipal
4%
11%
25%
34%
17%
9%

to lessen the portfolio's exposure to the impact of anticipated rate increases.

The Company had $1.4 billion of cash and cash equivalents at year-end. Although this cash position affected the level of investment income in 2003, we believe the Company will be well rewarded in the long run when interest rates increase and we are able to invest at more attractive yields. In the fall of 2003, the Company invested several hundred million dollars in intermediate-term municipal bonds when bond prices declined temporarily and yields suddenly became especially attractive. We remain alert to other opportunities to capture higher rates.

At year-end, the fixed income portfolio was invested 36% in U.S. Government securities (including cash and cash equivalents), 34% in municipal securities, 17% in mortgage-backed securities, 9% in corporate bonds (including a modest position in high-yield bonds) and 4% in foreign bonds.

The weighted average credit rating of the fixed income portfolio was "AA" at year-end, and the duration was 4.1 years, approximately one year shorter than the duration of the Company's liabilities.

ALTERNATIVE INVESTMENTS. The portfolio includes various alternative investments which offer opportunities for more favorable returns while diversifying risk. These investments, which are managed by outside professionals, represented 12% of the overall portfolio at year-end.

Merger arbitrage has been a mainstay of the alternative portfolio for more than 15 years. Although we have scaled back the portfolio's allocation to this area for the past two years because of modest merger and acquisition activity, we are optimistic that the recent sharp increase in merger activity will create renewed opportunities.

During the past two years, we have increased the portfolio's investments in other income-producing areas where we see attractive returns, including high dividend common stocks, convertible securities arbitrage and real estate investment trusts (REITs). In 2003, the portfolio made its first direct investment of $50 million in commercial real estate. The total allocation to the real estate sector, including REITs, was $254 million at year-end.

Each of our five business segments is comprised of individual operating units that serve a market that is defined by geography, products or services, or types of customers. Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet and allocating capital to our best opportunities.

2003 Revenues versus Profits *dollars in millions*


Specialty
Regional
Alternative
Reinsurance
International
1,188
924
551
813
71
2003 Revenues


Specialty
Regional
Alternative
Reinsurance
International
282
153
86
60
3
2003 Profits

2003 Revenues versus Profits *percent*


Specialty
Regional
Alternative
Reinsurance
International
33
26
16
23
2
2003 Revenues


Specialty
Regional
Alternative
Reinsurance
International
41
30
17
12
0
2003 Profits

STRATEGY

W. R. Berkley Corporation's long-term strategy of decentralized operations helps drive results. Each of our operating units is empowered to identify and respond quickly to customers' needs.



STRATEGY

James S. Carey
Admiral Insurance Company

William F. Murray
Admiral Excess Underwriters Division

Thomas M. Kuzma
Nautilus Insurance Company



W. Robert Berkley, Jr.
Senior Vice President



The specialty insurance group is the Company's largest and most profitable segment. Total revenues increased 44% in 2003, while pre-tax income rose 48% and return on equity increased to 25%.

These excellent results were driven by strong pricing as well as improved terms and conditions. The Company's specialty units underwrite complex and sophisticated third-party liability risks, mainly on an excess and surplus lines basis. These include general, professional and product liability coverages as well as commercial transportation business. In each of its lines, the specialty group emphasizes a disciplined underwriting approach, expanding its business when prices and terms and conditions are most attractive.

In 2003, as the standard markets continued to withdraw from writing what was traditionally considered non-standard lines, the specialty group wrote more business and successfully capitalized on higher prices. The specialty insurance market, where our skills give us a competitive advantage, represents a strong growth opportunity for W. R. Berkley Corporation in the current environment. Key to the specialty group's success, not only in 2003 but also going forward, are the intellectual capital of its people, the substantial financial resources of the organization and the group's strong relationships with its distribution systems.

OPERATING UNIT RESULTS. The segment has nine specialty units, including two that were started in 2003, each serving a particular market.

Admiral Insurance Company, one of the leading surplus lines carriers in the industry, specializes in underwriting difficult-to-place, moderate-to-high-risk classes that other carriers are unwilling or unable to consider. It has been consistently successful and enjoyed another outstanding year in 2003, increasing its net premiums written by 29%.

In 2003, Admiral formed a new division, Admiral Excess Underwriters, to specialize in underwriting excess casualty coverages, one of the few specialty lines in which W. R. Berkley Corporation did not previously participate.

Nautilus Insurance Company, which continued to achieve significant growth, underwrites small-to-medium sized commercial property and casualty risks, predominantly on an excess and surplus lines basis. It increased its net premiums written by 49% and produced a 25% return on equity in 2003, capitalizing on price increases as well as the ongoing flow of business coming into the surplus lines market from the standard market.

Carolina Casualty Insurance Company was an outstanding performer, increasing its net premiums written by 16% and generating one of the highest returns on equity among W. R. Berkley Corporation's

Segment Data *Dollars in Millions*	2003	2002
Total assets	$3,128	$2,271
Total revenues	1,188	827
Pre-tax income	202	136
GAAP combined ratio	88%	89%
Return on equity	25%	21%

Excludes realized investment gains and loses.

Gross Written Premiums by Line



Other
19%
Directors & Officers
6%
11%
Commercial Transportation
12%
52%
General Liability
Professional Liability

Armin W. Blumberg
Carolina Casualty
Insurance Company

Richard P. Shemitis
Vela Insurance
Services, Inc.

Douglas J. Powers
Monitor Liability
Managers, Inc.

Alfred Schonberger
Clermont Specialty
Managers, Ltd.

J. Michael Foley
Berkley Medical Excess
Underwriters, LLC

Stuart Wright
W. R. Berkley Insurance
(Europe), Limited



27 operating units. Carolina specializes in commercial transportation insurance, primarily involving long-haul trucking and public automobile risks. The company continues to work with its agents and brokers to position itself as a preferred commercial transportation market.

Vela Insurance Services, Inc. writes excess and surplus lines with a primary focus on contractor and product liability coverages. Vela increased its net premiums written by 44% in 2003 and generated a 40% return on equity.

Monitor Liability Managers, Inc. writes directors and officers, lawyers professional and employment practices lines. It continued to perform well in 2003, delivering a 35% return on equity despite the constantly evolving complexities of its line of business.

While most of the units in the specialty group serve customers nationwide, Clermont Specialty Managers, Ltd. has a specific geographic focus. Clermont writes package insurance programs for residential condominium and co-op associations as well as for upscale restaurants in the metropolitan New York City area, where it has well-established relationships with its distributors. Clermont increased its net premiums written by 28% in 2003 and continued to increase its profits.

Berkley Medical Excess Underwriters, LLC writes medical malpractice excess insurance and reinsurance for hospitals. The unit had a strong year, increasing its gross premiums written to $49 million in 2003, its first full year of operation, and continues to establish its position as a market leader.

In July 2003, W. R. Berkley Corporation expanded its specialty operations to the United Kingdom by forming W. R. Berkley Insurance (Europe), Limited, which is owned 80% by W. R. Berkley Corporation and 20% by Kiln plc. The new company is initially writing professional indemnity insurance, with additional lines to be added. Net premiums written were $43 million in the unit's partial first year.

SPECIALTY SEGMENT OUTLOOK. Specialty insurance markets have remained strong in the opening months of 2004, and we believe these favorable market conditions will continue. As a leader in specialty insurance, we have the people, the capital and the distribution relationships to establish an even more significant presence in the market segments in which we participate.

REGIONAL SEGMENT

Bill Thornton
Acadia Insurance Company

Kevin W. Nattrass
Berkley Mid-Atlantic Group







Robert P. Cole
Senior Vice President

The regional segment had an outstanding year, achieving a record 28% return on equity. The segment has grown rapidly and has delivered excellent profitability since we took a series of actions, beginning in 1999, to restructure the business and focus on the best opportunities.

These actions, coupled with the segment's ongoing efforts to deliver superior service to customers and excellent financial results to shareholders, enabled W. R. Berkley Corporation to become one of the best performers in the entire regional property casualty industry in 2003. The segment's revenue increased 23% in 2003, reflecting higher prices in a strong market as well as a modest increase in policy count. Pre-tax operating income advanced 47%.

The segment consists of four commercial lines units as well as the Company's primary surety unit. Operations are decentralized, placing decision-making in the hands of people who are close to the customer. We believe the growing success of the regional group reflects not only the skills of our people, but also the group's focus on smaller and mid-sized commercial lines customers, its strong local presence in each of its markets, and the ability of the operating units to identify and respond rapidly to customers' needs.

Since 1999, we have realigned the segment by combining 10 regional units into the current four commercial lines units, withdrawing from personal lines insurance, re-underwriting all our business to improve pricing and tighten terms, and combining the Company's various primary surety operations into a single unit. Because we restructured proactively, the regional segment has been well positioned to capitalize on market opportunities. We have, at the same time, been able to provide agents with the steady source of capacity they need even in a period of mergers and withdrawals by many other regional commercial lines carriers.

OPERATING UNIT RESULTS. The four commercial lines units – Acadia Insurance Company, Berkley Mid-Atlantic Group, Continental Western Group and Union Standard Insurance Group – serve small and mid-sized business and governmental entities primarily in 32 states. Each is a multi-line company, offering an array of commercial lines insurance products and loss control services through a select group of agents.

Acadia writes commercial business in Maine, New Hampshire, Vermont, Massachusetts, Connecticut, and central and northern New York. In addition to writing a full line of standard commercial property casualty products, it writes specialty products for companies in the region, including lumber mills, timber haulers, and marine business. Acadia had another standout year, achieving strong profitability,

Segment Data *Dollars in Millions*	2003	2002
Total assets	$1,993	$1,591
Total revenues	924	750
Pre-tax income	153	104
GAAP combined ratio	88%	92%
Return on equity	28%	20%

Excludes personal lines business and realized investment gains and loses.

Gross Written Premiums by Unit



Union Standard
17%
29%
Acadia
40%
14%
Continental Western
Berkley Mid-Atlantic

Bradley S. Kuster
Continental Western Group

Craig W. Sparks
Union Standard
Insurance Group

Paul J. Fleming
Monitor Surety Managers, Inc.



36% growth in net premiums written and an 87% GAAP combined ratio. Continuing its expansion, Acadia recently opened new branch offices in Connecticut and upstate New York, firmly establishing itself as one of the premier commercial lines carriers in the Northeast.

Berkley Mid-Atlantic Group's marketing territory spans the Atlantic coast from Pennsylvania to South Carolina, including the District of Columbia. The unit reported solid results in 2003, increasing its net premiums written by 13%. With the recent strengthening of its management team, we believe the unit is poised for excellent results in 2004.

Continental Western, the largest of the regional companies, serves the insurance needs of business and farm owners and governmental entities throughout the Midwest and Pacific Northwest. It enjoyed another outstanding year, achieving an 84% combined ratio together with strong profit and revenue growth. Continental Western offers a number of specialty products, including property casualty insurance packages for fire departments throughout the Midwest and products covering farm equipment dealers, grain elevators, municipalities and collector cars. It attained good growth in each of these areas in 2003.

In the South, Union Standard writes business in eight states from Alabama to New Mexico. The year was one of significant improvement for the unit, as it joined the ranks of superior performers in the regional group. Union Standard registered strong revenue and earnings improvement, and its combined ratio of 87% was the best in the unit's 28-year history. Union Standard is streamlining the way it does business through investments in imaging technology and improved workflow processes. These technologies and processes will over time be adopted by the other regional units as appropriate.

Contract bonds and court and commercial bonds are written through Monitor Surety Managers, Inc., which has offices in the East, Midwest and South and maintains a primary focus on providing surety bonds to mid-sized contractors. The unit wrote $13 million of net premiums in 2003, a sizable increase over 2002, and had a profitable year.

REGIONAL SEGMENT OUTLOOK. The regional group has delivered excellent results each of the past two years and, in the process, has become one of the nation's premier regional commercial lines carriers. During this period, the group has focused on improving its market position while remaining disciplined in its underwriting standards. We anticipate another year of profitable growth in 2004 and remain dedicated to building an organization that can succeed in all market conditions.

ALTERNATIVE MARKETS SEGMENT

Mark C. Tansey
Berkley Risk Administrators
Company, LLC

Kenneth R. Hopkins
Berkley Risk Administrators
Company, LLC

Melodee J. Saunders
Midwest Employers
Casualty Company

Linda R. Smith
Preferred Employers
Insurance Company



The alternative markets segment continued to build on its unique expertise in workers' compensation insurance, delivering its third consecutive year of excellent results. Total revenues increased by 53% over 2002 while pre-tax income advanced 36%. Return on equity reached 25%.

We have built the alternative markets segment opportunistically over the past two decades, adding new units when we have identified promising markets in which we can hire talented people and apply our skills to competitive advantage. The segment currently provides workers' compensation insurance products and fee-based insurance services through four major areas of business:

- Providing workers' compensation insurance on an excess basis for group and individual self-insureds and on a primary basis in selected states;
- Managing state workers' compensation residual market mechanisms;
- Providing bundled and unbundled fee-based services to help corporate, government, non-profit and other entities develop and administer self-insurance programs and utilize other alternative means of financing or transferring risk; and
- Writing workers' compensation insurance for small, owner-managed businesses in California.

In 2003, the segment continued to capitalize on opportunities to grow its fee-based business by providing alternative mechanisms to help clients control costs. In addition, through its risk-bearing operations, the segment participated in the favorable pricing environment for traditional insurance products.

OPERATING UNIT RESULTS. Each alternative markets unit has a particular business focus, and each achieved superior returns in 2003.

Berkley Risk Administrators Company, LLC (BRAC) – a third-party administrator and program manager that designs, implements and manages alternative risk financing programs and self-insurance pools – had an outstanding year, increasing its service fee revenues by 12% in 2003 and further improving its net income.

BRAC continued to expand its business of administering state workers' compensation assigned risk plans, a growth area, by successfully being awarded contracts in three additional states in 2003. Equally important, BRAC provides businesses, governments, educational institutions, tribal nations and non-profit entities with various alternative market services. Over the last few years, BRAC has steadily expanded the geographic reach of its services and now has clients on the East and West coasts and in the Southwest as well as in the Midwest, its traditional base. In 2002, the Company formed a risk-bearing company, Nonprofits Insurance Company, which gives BRAC further flexibility to provide insurance products and related fee-based services.

Midwest Employers Casualty Company (MECC) increased its net premiums written by 42%, with

Segment Data *Dollars in Millions*	2003	2002
Total assets	$1,505	$1,198
Total revenues	551	359
Pre-tax income	85	63
GAAP combined ratio	93%	96%
Return on equity	25%	21%

Excludes realized investment gains and loses.



Joe W. Sykes
Key Risk Insurance Company



Robert C. Hewitt
Senior Vice
President

Revenues by Unit


Preferred Employers
Key Risk
15%
23%
23%
Berkley Risk
39%
Midwest Employers

strong earnings. A national provider of excess workers' compensation coverage to individual employers and groups above their self-insured or retained coverages, MECC has a unique ability to identify desirable workers' compensation risks. Through its underwriting and pricing process, the company gains an understanding of each risk's historical and prospective frequency and severity performance against its peers, and then applies that knowledge to identify preferred risks with the least propensity to cause loss. This sophisticated information provides MECC with a competitive advantage in that few if any competitors have similar capabilities. In 2004, MECC plans to enter the large deductible area to complement its other businesses.

Preferred Employers Insurance Company has been very successful in providing workers' compensation coverage for small business owners in the state of California, writing $163 million of net premiums in 2003. Preferred commenced operations in 1998 on a modest scale and has grown significantly during the past two years, generating superior returns in a favorable pricing environment. The unit continues to work with a select group of brokers who understand the firm's philosophy and business objectives.

In the Southeast, Key Risk Insurance Company (KRIC) and its affiliate, Key Risk Management Services, Inc. (KRMS), provide workers' compensation insurance products and services for employers in North Carolina, South Carolina, Virginia and Georgia. Both units did well in 2003, increasing their net income and generating excellent returns on equity. KRIC underwrites workers' compensation products and recently created a healthcare division to capitalize on the favorable market conditions in this industry sector. KRMS is a fee-based service organization, developing and administering workers' compensation programs for self-insureds and insurance carriers.

ALTERNATIVE MARKETS SEGMENT OUTLOOK. Based on current trends and market conditions, the alternative markets segment is well positioned for another year of profitable growth in 2004. Our alternative markets units have not only grown their fee-for-service revenues in the current hard market, but have also leveraged the current pricing environment to achieve solid returns in their risk-bearing operations. We anticipate continued growth in both areas in 2004, driving another year of outstanding overall performance.

REINSURANCE SEGMENT

Daniel L. Avery
B F Re Underwriters, LLC

Tom N. Kellogg
Signet Star Re, LLC

Craig N. Johnson
Signet Star Re, LLC

Roger J. Bassi
Fidelity & Surety Reinsurance
Managers, LLC









The reinsurance segment quadrupled its pre-tax income in 2003 with strong revenue growth in both its facultative and treaty businesses. Facultative net premiums written more than doubled over 2002.

In reinsurance, as in the other segments, we successfully implemented our strategy of writing as much good business as possible in the current positive market environment. The reinsurance segment's operating units not only capitalized on price increases and improved terms and conditions in 2003, but also grew their certificate counts during the year.

The segment's facultative operations performed especially well, generating gross premiums that, for the first time, equaled those in the treaty business. We believe the Company's Facultative ReSources, Inc. unit was the largest broker facultative reinsurance market in the U.S. in 2003.

OPERATING UNIT RESULTS. The segment utilizes the risk-bearing capabilities of Berkley Insurance Company (BIC), which carries an A.M. Best Co. rating of "A (Excellent)" and a Standard & Poor's rating of "A+ (Superior)." Business is written on behalf of BIC by various affiliated underwriting management units, which have a depth of underwriting expertise and excellent distribution.

In the facultative area, Facultative ReSources, Inc. and B F Re Underwriters, LLC both had very good years, writing more business as prices and terms and conditions improved. Facultative ReSources, which writes business through intermediaries, took advantage of better pricing and improved terms and conditions in workers' compensation reinsurance to substantially increase its book of business in that area. B F Re Underwriters, which we formed in late 2002 to write business primarily on a direct basis, generated $56 million of net premiums written in 2003, its first full year.

Overall, the segment's facultative reinsurance net premiums written increased to $286 million in 2003 from $140 million in 2002. In more than doubling their premiums, the facultative units capitalized on a very strong market, as some competitors were forced to withdraw due to company-specific problems. While growing dramatically during the past two years, the Company's facultative units are prepared to cut back as necessary when the market softens and fewer opportunities are available.

The segment's treaty reinsurance business is managed by Signet Star Re, LLC, which also enjoyed strong growth, increasing its net premiums written to $324 million in 2003 from $227 million in 2002. During the past three years, we have re-engineered Signet Star Re by re-staffing the unit and developing a strong underwriting culture. These efforts are now paying off with significant improvement in results.

Most treaty reinsurers remained disciplined in their underwriting during 2003 even though there was ample industry capacity for well-priced business.

Segment Data *Dollars in Millions*	2003	2002
Total assets	$3,415	$2,431
Total revenues	813	442
Pre-tax income	60	15
GAAP combined ratio	99%	107%
Return on equity	10%	4%

Excludes alternative markets reinsurance and realized investment gains and loses.



John S. Diem
Berkley Underwriting
Partners, LLC

Jeffrey E. Vosburgh
Berkley Risk Solutions, Inc.





James W. McCleary
Senior Vice President and
President and
CEO of Facultative ReSources, Inc.

As a result of this market discipline, Signet Star Re was able to identify and capitalize on many opportunities. The unit's business is focused primarily on excess of loss casualty coverages, where we see the best profit potential.

As its name implies, Fidelity & Surety Reinsurance Managers, LLC writes fidelity and surety coverage, although it is currently writing only limited amounts of business until weakness in the surety reinsurance market is resolved.

Another of the reinsurance units, Berkley Underwriting Partners, LLC (BUP), utilizes program administrators to write specialty insurance products. It emphasizes small-to-medium sized opportunities where the administrator has unique product expertise and BUP provides the centralized operating platform. This structure allows programs to thrive at levels which could not otherwise sustain the costs associated with being a standalone business entity. BUP's business model is exemplified by its equine underwriting division, started in late 2003, which specializes in livestock mortality. BUP provides the operating platform for the new division and specialists provide the program and product knowledge.

Berkley Risk Solutions, Inc., the newest unit in the reinsurance group, was formed in late 2003. It provides insurance-based and reinsurance-based financial solutions to insurance companies and self-insured entities not only in the United States but also in other markets.

Gross Written Premiums by Unit


Lloyd's
24%
34%
Signet Star Re
Berkley Underwriting Partners
8%
6%
28%
B F Re
Facultative ReSources

REINSURANCE SEGMENT OUTLOOK. We anticipate another year of profitable growth in the reinsurance segment even though the Company plans to write less business through its quota share reinsurance agreements with Lloyd's syndicates. Not only does the reinsurance business written in 2003 have significant future profit embedded in it, but we also believe that reinsurance prices will remain attractive. We foresee many opportunities ahead and remain focused on writing as much profitable business as possible in the current strong market.



Alan M. Rafe
BI China, Limited

Eduardo I. Llobet
Berkley International
Seguros S.A.



Fernando Correa Urquiza
President of
Berkley International, LLC

The international segment returned to profitability in 2003, following a difficult year in 2002, and increased its pre-tax income by $5 million. We anticipate further profit improvement in 2004.

We conduct our international business through Berkley International, LLC, a joint venture with a subsidiary of The Northwestern Mutual Life Insurance Company. W. R. Berkley Corporation owns 65% of the venture and holds management responsibility. Berkley International has operations in Argentina and Asia.

ARGENTINA. In Argentina, we positioned the business to perform well in 2003 by identifying and responding to critical issues early. The Argentine operation returned to sound levels of profitability in 2003 even though revenues declined due primarily to the impact of currency devaluation and the discontinuance of the life insurance operations.

Berkley International's property casualty operations in Argentina encompass both personal and commercial lines and benefited in 2003 from improvement in the automobile insurance market. We shifted the market focus of our workers' compensation business from larger to mid-sized companies, where profit opportunities are greater at this time.

Through these and other actions, we again have a healthy business in Argentina with good prospects for profitable growth for 2004.

ASIA. Our business in the Philippines specializes in endowment policies to pre-fund educational expenses and retirement income, as well as in traditional life insurance products. The business increased its assets under management by 20% in 2003, outperforming competitors, and reduced its expenses, although earnings were lower than in 2002. Through consistent growth since 1997, when the operation was started, we now hold approximately a 14% share of new business in the Philippines' endowment pre-funding market.

Late in the year, we formed an insurance agency in Hong Kong to distribute life insurance products in a manner similar to that used in the Philippines.

INTERNATIONAL SEGMENT OUTLOOK. We anticipate profitable growth in both Argentina and the Philippines in 2004. Over time, we will seek new opportunities in the property casualty insurance markets of selected countries in Latin America and Asia that fit Berkley International's approach and strategy.

Segment Data *Dollars in Millions*	2003	2002
Total assets	$153	$127
Total revenues	71	95
Pre-tax income (loss)	3	(2)
GAAP combined ratio	97%	106%
Return on equity	11%	N/A

Excludes realized investment and foreign currency gains and loses.

CONTENTS

Is the beaker half full or half empty? Will insurance markets continue to strengthen or are they nearing their peak? While market trends are important, it is vital to analyze the contents of the beaker. W. R. Berkley Corporation's contents – our well-managed operating units, supported by substantial financial resources – have consistently delivered returns that are among the highest in the property casualty insurance industry.


500
400
300

CONTENTS



TODAY & TOMORROW

We at W. R. Berkley Corporation apply long-term, enterprise-wide management to optimize risk-adjusted returns. We have the expertise and resources to maximize our strengths *in the present environment* – *and* the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

W.R. BERKLEY CORPORATION | 200[illegible] FINANCIAL DATA

FINANCIAL DATA

(Amounts in thousands, except per share data)

Years ended December 31,	**2003**	2002	2001	2000	1999
Net premiums written	**$ 3,670,515**	$ 2,710,490	$ 1,858,096	$ 1,506,244	$ 1,427,719
Net premiums earned	**3,234,610**	2,252,527	1,680,469	1,491,014	1,414,384
Net investment income	**210,056**	187,875	195,021	210,448	190,316
Service fees	**101,715**	86,095	75,771	68,049	72,344
Realized investment gains (losses)	**82,531**	15,214	(12,252)	7,535	(5,683)
Foreign currency gains (losses)	**(839)**	21,856	758	829	(381)
Total revenues	**3,630,108**	2,566,084	1,941,797	1,781,287	1,673,668
Interest expense	**54,733**	45,475	45,719	47,596	50,801
Income (loss) before income taxes	**489,304**	259,433	(151,394)	40,851	(79,248)
Income tax (expense) benefit	**(150,626)**	(84,139)	56,661	(2,451)	45,766
Minority interest	**(1,458)**	(249)	3,187	(2,162)	(566)
Preferred dividends	**—**	—	—	—	(497)
Net income (loss) before change in accounting and extraordinary gain	**337,220**	175,045	(91,546)	36,238	(34,545)
Cumulative effect of change in accounting	**—**	—	—	—	(3,250)
Extraordinary gain	**—**	—	—	—	735
Net income (loss) attributable to common stockholders	**337,220**	175,045	(91,546)	36,238	(37,060)
Data per common share:					
Net income (loss) per basic share	**4.06**	2.29	(1.39)	.63	(.64)
Net income (loss) per diluted share	**3.87**	2.21	(1.39)	.62	(.64)
Stockholders' equity	**20.14**	16.12	12.45	11.79	10.27
Cash dividends declared	**.28**	.24	.24	.24	.24
Weighted average shares outstanding:					
Basic	**83,124**	76,328	65,562	57,672	58,103
Diluted	**87,063**	79,385	68,750	58,481	58,337
Investments [1]	**$ 6,480,713**	$ 4,663,100	$ 3,607,586	$ 3,112,540	$ 2,995,980
Total assets	**9,334,685**	7,031,323	5,633,509	5,022,070	4,784,791
Reserves for losses and loss expenses	**4,192,091**	3,167,925	2,763,850	2,475,805	2,340,890
Debt	**659,208**	362,985	370,554	370,158	394,792
Trust preferred securities	**193,336**	198,251	198,210	198,169	198,126
Stockholders' equity	**1,682,562**	1,335,199	931,595	680,896	591,778

(1) Including trading account receivable from brokers and clearing organizations and trading account securities sold but not yet purchased.

Past Prices of Common Stock

The common stock of the Company is traded on the New York Stock Exchange under the symbol "BER". All amounts have been adjusted to reflect the 3-for-2 common stock splits effected on August 27, 2003 and July 2, 2002.

	Price Range: High	Low	Common Dividends Paid Per Share
2003			
Fourth Quarter	**$ 36.93**	**$ 31.55**	**$ .07**
Third Quarter	**36.01**	**31.27**	**.07**
Second Quarter	**35.73**	**27.83**	**.07**
First Quarter	**28.80**	**24.39**	**.07**
2002			
Fourth Quarter	$ 26.85	$ 20.76	$ .06
Third Quarter	24.93	19.93	.06
Second Quarter	27.20	23.98	.06
First Quarter	25.80	21.36	.06

Overview

W. R. Berkley Corporation is an insurance holding company that provides, through its subsidiaries, commercial property casualty insurance products and services. The Company's primary sources of revenues and earnings are insurance and investments.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known at the time a property casualty insurance policy is issued because premiums are usually determined long before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. General insurance prices are also influenced by the available insurance capacity, i.e., the level of policyholders' surplus employed in the industry and the industry's willingness to deploy that capital.

The Company's invested assets, which are derived from its own capital and cash flow from insurance business, are invested principally in fixed income securities. The return on invested assets is affected primarily by general interest rates and the credit quality and duration of the investment portfolio.

Critical Accounting Policies

Management considers policies relating to reserves for losses and loss expenses to be critical to the portrayal of the Company's financial condition and results since they require management to establish estimates based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting measurements.

In the property casualty insurance industry, significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Our loss reserves reflect our best estimates of the cost of settling all such claims.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis which provide for losses incurred but not yet reported to the insurer, potential inadequacy of case reserves, the estimated expenses of settling claims, including legal and other fees and general expenses of administering the claims adjustment process, and a provision for potentially uncollectible reinsurance. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using data currently available. As additional experience and other data become available and are reviewed, these estimates and judgments are revised. This may result in increases or decreases to reserves for insured events of prior years. The reserving process implicitly recognizes the impact of inflation and other factors affecting loss costs by taking into account historical claim patterns and perceived trends.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. The variables described above are affected by both internal and external events, such as inflation, judicial and litigation trends, reinsurance coverage and legislative changes.

The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where long periods of time elapse before a definitive determination of liability is made. In periods with increased economic volatility, it becomes more difficult to accurately predict claim costs. Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events. Should the Company need to increase its reserves, its pre-tax income for the period would decrease by a corresponding amount.

Each of the Company's major operating units has an actuarial staff that has primary responsibility for assessing loss reserves. The Company's corporate actuaries review the analyses prepared by its subsidiaries' actuaries and also perform their own loss reserve reviews for most units. In addition, for certain operating units, the Company engages independent actuaries to perform an annual review and evaluation of loss reserves.The actuaries use a variety of actuarial techniques and methods in estimating its ultimate liability for losses and loss expenses. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. This actuarial data is analyzed by line of business, coverage, and accident or policy year, as appropriate, for each operating unit. Industry loss experience is also used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited.

For those operating units where the actuarial analysis has been substantially completed at the time the financial statements are prepared, the loss reserves included in the financial statements are based upon that analysis. For those operating units where the actuarial analysis requires additional time to complete, the Company accrues loss reserves based upon the most recent actuarially indicated loss ratios, adjusted as necessary to reflect known events or unusual claim activity since those indications were made.

Management determines the loss reserves included in the Company's financial statements based on the actuarial estimates contained in the actuarial analyses. However, to the extent not already reflected in the actuarial analyses, management also considers qualitative factors that may affect the ultimate loss reserves, to determine its best estimate of the loss reserves. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits and changes in deductibles and attachment points.

Net losses and loss expenses for the years ended December 31, 2003, 2002 and 2001 included increases in estimates for claims occurring in prior years of $273,000,000, $174,000,000 and $211,000,00, respectively. The Company, along with the property casualty insurance industry in general, has experienced higher than expected loss costs for certain business written from 1998 to 2001. Following is a summary of increases in estimates for claims occurring in prior years for the indicated periods (dollars in thousands):

	2003	2002	2001
Gross reserves for losses and loss expenses at beginning of year	**$ 3,168,000**	$ 2,764,000	$ 2,476,000
Increase in estimates for claims occurring in prior years, net of ceded reinsurance:			
Reinsurance:			
Casualty lines	**$ 74,000**	$ 47,000	$ 53,000
Property lines	**—**	—	15,000
Fidelity and surety	**15,000**	14,000	—
Specialty:			
Excess and surplus lines	**62,000**	30,000	24,000
Professional liability	**35,000**	31,000	12,000
Other	**4,000**	4,000	5,000
Alternative markets workers' compensation	**41,000**	34,000	(2,000)
Regional	**40,000**	10,000	(4,000)
International	**2,000**	4,000	5,000
Discontinued	**—**	—	103,000
Total	**$ 273,000**	$ 174,000	$ 211,000

Reinsurance

In 2003 and 2002, the Company increased its estimates of the ultimate loss costs for casualty reinsurance risks written between 1998 and 2001 primarily as a result of higher than expected claims reported by ceding companies. A significant portion of the increase in estimates for claims occurring in prior years that was recognized in 2003 related to certain large accounts. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as additional information becomes available. As certain large contracts have matured, the Company has adjusted its loss estimates upward to reflect the known loss experience and has revised its expectations regarding the level of ultimate losses to reflect a higher level of known losses as well as a pattern of delayed loss reporting by some ceding companies. The Company analyzes its treaty reinsurance business and sets reinsurance reserves each quarter on a treaty-by-treaty basis, rather than in the aggregate for the entire reinsurance business. The Company believes this method provides a better estimate of required reserves, as the Company is able to promptly identify changes in underlying trends experienced by individual ceding companies and adjust its reserves as necessary.

The increase in estimated ultimate loss costs for fidelity and surety reinsurance reflects the settlement of several large surety claims during 2003 and 2002, including arbitration resolutions. In addition, the Company has reserved for certain claims relating to financial guarantee exposures that were not intended to be covered under the Company's reinsurance policies.

Specialty

The Company increased its estimates of ultimate costs for excess and surplus lines casualty business written in prior years to recognize certain recently identified trends in the development of losses and loss expenses. These trends include a substantial increase in legal expenses incurred in the defense of claims, in particular for claims with multiple claimants in multiple states. For some policies, the obligation to defend has caused the Company to incur aggregate legal expenses in excess of policy limits, which was unanticipated in both pricing and reserving these exposures. In addition, the Company identified certain recent changes in the claims reporting pattern that suggest that claim costs are emerging over a longer period of time and at a higher level than in the past. Prior year ultimate loss ratios were adjusted upwards to recognize the estimated impact of such trends. The increase in prior year reserves for the excess and surplus lines also reflects the cost of the disposition of a reinsurance arbitration.

The increase in estimated ultimate loss costs for professional liability business written in prior years relates primarily to lawyers professional liability, liability coverage for senior living centers and employment practices liability. These lines have experienced a higher level of claim frequency and severity and a longer reporting pattern than anticipated when initial loss reserves were established. These lines also have a high incidence of litigated claims, and the reporting patterns have lengthened due to a more protracted and complex litigation environment.

Alternative Markets
Ultimate loss costs for workers' compensation business written in prior years were impacted by a substantial increase in medical cost inflation. This resulted principally from increased utilization of the health care system by injured workers and more expensive and higher usage of prescription drugs. The impact of the increased medical cost trends is especially significant to the excess workers' compensation business because of the higher severity of claims and longer time period over which claims are paid.

Regional
The increase in prior year reserves for the regional segment was primarily related to workers' compensation business, which experienced similar trends to those described under alternative markets.

Environmental and asbestos
To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $31,866,000 and $28,509,000 at December 31, 2003 and 2002, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $49,283,000 and $47,637,000 at December 31, 2003 and 2002, respectively. Net incurred losses and loss expenses (recoveries) for reported asbestos and environmental claims were approximately $4,749,000, $6,652,000 and $(4,503,000) in 2003, 2002 and 2001, respectively. Net paid losses and loss expenses were approximately $1,391,000, $2,938,000, and $125,000 in 2003, 2002 and 2001, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting
The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 3.9% to 6.5% with a weighted average discount rate of 5.0%. For statutory purposes, the Company uses a discount rate of 4.2% as permitted by the Department of Insurance of the State of Delaware. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $393,000,000, $293,000,000 and $243,000,000 at December 31, 2003, 2002 and 2001, respectively. The increase in the aggregate discount from 2002 to 2003 and from 2001 to 2002 resulted from the increase in workers' compensation reserves.

Business Segment Results

Following is a summary of net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2003, 2002 and 2001. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(Dollars in thousands)	**2003**	2002	2001
Specialty			
Net premiums written	**$ 1,295,570**	$ 939,929	$ 567,714
Premiums earned	**1,117,781**	772,696	428,058
Loss ratio	**63.3%**	63.7%	71.0%
Expense ratio	**24.9%**	25.7%	30.7%
Combined ratio	**88.2%**	89.4%	101.7%
Alternative Markets			
Net premiums written	**$ 482,389**	$ 305,357	$ 151,942
Premiums earned	**410,926**	235,558	123,173
Loss ratio	**68.6%**	66.7%	76.5%
Expense ratio	**24.6%**	29.6%	32.9%
Combined ratio	**93.2%**	96.3%	109.4%
Reinsurance			
Net premiums written	**$ 861,457**	$ 601,969	$ 196,572
Premiums earned	**760,558**	398,287	209,938
Loss ratio	**69.6%**	75.0%	109.3%
Expense ratio	**29.5%**	31.7%	38.3%
Combined ratio	**99.1%**	106.7%	147.6%
Regional			
Net premiums written	**$ 963,988**	$ 776,577	$ 598,149
Premiums earned	**880,597**	705,385	555,750
Loss ratio	**56.3%**	59.1%	67.2%
Expense ratio	**31.2%**	32.4%	35.0%
Combined ratio	**87.5%**	91.5%	102.2%
International			
Net premiums written	**$ 67,111**	$ 79,313	$ 150,090
Premiums earned	**64,748**	89,284	140,909
Loss ratio	**54.4%**	54.2%	61.4%
Expense ratio	**42.3%**	51.3%	40.6%
Combined ratio	**96.7%**	105.5%	102.0%
Discontinued			
Net premiums written	**—**	$ 7,345	$ 193,629
Premiums earned	**—**	51,317	222,641
Loss ratio	**—**	98.7%	131.4%
Expense ratio	**—**	30.8%	33.0%
Combined ratio	**—**	129.5%	164.4%
Consolidated			
Net premiums written	**$ 3,670,515**	$ 2,710,490	$ 1,858,096
Premiums earned	**3,234,610**	2,252,527	1,680,469
Loss ratio	**63.4%**	65.0%	82.1%
Expense ratio	**28.0%**	30.4%	34.4%
Combined ratio	**91.4%**	95.4%	116.5%

Results of Operations For the Years Ended December 31, 2003, 2002 and 2001

The following table presents the Company's net income (loss) and net income (loss) per share for the years ended December 31, 2003, 2002 and 2001 (amounts in thousands, except per share data).

	2003	2002	2001
Net income (loss)	**$ 337,220**	$ 175,045	$ (91,546)
Weighted average diluted shares	**87,063**	79,385	68,750
Net income (loss) per diluted share	**$ 3.87**	$ 2.21	$ (1.39)

The increase in net income in 2003 compared with 2002 reflects higher profits from underwriting activity as well as higher investment income and realized investment gains. The improvement in underwriting results reflects higher insurance prices, improved terms and conditions and growth in more profitable lines of business. The underwriting improvements were partially offset by additions to prior year loss reserves of $273 million in 2003 compared with additions to prior year loss reserves of $174 million in 2002 (see Critical Accounting Policies). The results for 2001 were impacted by additions to prior year loss reserves of $211 million, including $103 million for discontinued businesses, losses related to the World Trade Center attack of $35 million and surety losses related to the Enron bankruptcy of $18 million.

Net Premiums Written

Net premiums written were $3.7 billion in 2003, up 35% from 2002. In 2002, net premiums written were $2.7 billion, an increase of 46 % over 2001. The increases in net premiums written in 2003 and 2002 were a result of higher prices as well as new business. A summary of net premiums written in 2003 compared with 2002 by business segment follows:

- Specialty premiums increased 38% to $1.3 billion in 2003 compared with $940 million in 2002 due to higher prices and new business. The increase in premiums included a 37% increase for the Company's three excess and surplus lines companies, a 16% increase for commercial transportation business and a 26% increase for Monitor Liability Managers, Inc., which specializes in directors and officers and lawyers professional liability business. Net premiums written in 2003 also include $23 million from the Company's medical excess underwriting unit, Berkley Medical Excess Underwriters, LLC, and $43 million from the Company's new London-based unit, W. R. Berkley Insurance (Europe), Limited.
- Alternative markets premiums increased by 58% to $482 million in 2003 compared with $305 million in 2002. The increase included a 42% increase in excess workers' compensation business, a 95% increase in primary workers' compensation in California and a 34% increase in primary workers' compensation in other states. The increases generally reflect higher prices as well as new business.
- Reinsurance premiums increased by 43% to $861 million in 2003 compared with $602 million in 2002. Net premiums written increased 104% to $286 million for facultative reinsurance, 27% to $218 million for reinsurance of certain Lloyd's syndicates, and 23% to $357 million for other treaty business. The increase in facultative net premiums written in 2003 includes $56 million from the Company's direct facultative underwriting unit, B F Re Underwriters, LLC.
- Regional premiums increased by 24% to $964 million in 2003 compared with $777 million in 2002. The increase generally reflects higher prices across all four regional units.
- International premiums decreased by 15% to $67 million in 2003 compared with $79 million in 2002. The decrease was a result of a lower exchange rate for the Argentine peso and of lower life insurance premiums.

Net Premiums Earned

Insurance premiums are earned ratably over the term of the policy. Net premiums earned increased 44% in 2003 compared with 2002 as a result of substantial growth in premiums written in 2003 and 2002.

Net Investment Income

Net investment income increased 12% in 2003 compared with 2002. Average invested assets increased 37% compared with 2002 as a result of cash flow from operations and proceeds from a secondary stock offering in November 2002 and two debt offerings in 2003. The average yield on investments was 4.6% in 2003 compared with 5.4% in 2002. The lower yield in 2003 reflects the decrease in general interest rate levels as well as an increase in the portion of the portfolio invested in cash equivalents and tax-exempt securities.

Realized Investment Gains and Losses

Realized investment gains and losses result from sales of securities and from provisions for other than temporary impairment in securities. Realized investment gains of $83 million in 2003 and $15 million in 2002 resulted primarily from the sale of fixed income securities in order to decrease the duration of the portfolio and to increase the portion of the portfolio invested in municipal securities. Charges for the permanent impairment of investments were $0.4 million, $18.8 million and $26.6 million in 2003, 2002 and 2001, respectively. The charges in 2002 and 2001 included charges of $10.0 million and $18.0 million, respectively, related to the impairment of investments in Argentine sovereign bonds.

Foreign currency gains and losses

The Company reported a foreign currency loss of $0.8 million in 2003 and foreign currency gains of $21.9 million in 2002 and $0.8 million in 2001. The 2002 foreign currency gain related to the Company's operations in Argentina. This gain represented the net increase in the local currency value of assets and liabilities denominated in U.S. dollars following the devaluation of the Argentine peso. It also includes the gain from the negotiated settlement of certain U.S. dollar life insurance contracts for less than their local currency value following the devaluation of the Argentine peso.

Service Fees

The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers compensation coverages. Service fees increased 18% in 2003 compared with 2002 primarily as a result of an increase in service fees for managing assigned risk plans in ten states.

Losses and Loss Expenses

Losses and loss expenses increased 40% in 2003 compared with 2002 as a result of the increased premium volume. The consolidated loss ratio decreased to 91.4% in 2003 from 95.4% in 2002 primarily as a result of higher prices and improved terms and conditions. A summary of loss ratios in 2003 compared with 2002 by business segment follows:

- Specialty's loss ratio was 63.3% in 2003 compared with 63.7% in 2002 as higher prices, more favorable terms and conditions and lower reinsurance costs were offset by an increase in prior year reserves, including the cost of the disposition of a reinsurance arbitration.
- Alternative market's loss ratio was 68.6% in 2003 compared with 66.7% in 2002. The Company discounts its liabilities for excess workers' compensation business because of the long period of time over which losses are paid. The increase in the loss ratio in 2003 reflects a lower discount rate for current year business and an increase in prior year reserves.
- The reinsurance loss ratio was 69.6% in 2003 compared with 75.0% in 2002. The decrease reflects the improved results for the current accident year as a result of higher prices for both treaty and facultative risks, which was partially offset by the impact of adverse reserve development on prior years. The 2003 and 2002 underwriting results also reflect loss recoveries under the Company's aggregate reinsurance agreement, which the Company terminated as of December 31, 2003. (See Note 10 of "Notes to Consolidated Financial Statements".)
- The regional loss ratio decreased to 56.3% in 2003 from 59.1% in 2002 primarily as a result of higher prices in 2002 and 2003. Weather-related losses for the regional segment were $37.9 million in 2003 compared with $29.2 million in 2002.
- The international loss ratio was 54.4% in 2003, nearly unchanged from 54.2% in 2002.
- The discontinued segment consists of regional personal lines and alternative markets assumed reinsurance, both of which were discontinued in the fourth quarter of 2001. The discontinued segment reported a loss ratio of 131.4% in 2001, primarily as a result of reserve strengthening of $103 million. In 2002, the loss ratio was 98.7%, which represented the run-off of the remaining unearned premiums. There were no losses reported in 2003.

Other Operating Costs and Expenses

Following is a summary of other operating costs and expenses for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands):

	2003	2002	2001
Underwriting expenses	**$ 905,349**	$ 684,583	$ 577,658
Service company expenses	**82,821**	69,715	64,949
Other costs and expenses	**47,724**	42,907	21,169
Total	**$ 1,035,894**	$ 797,205	$ 663,776

Underwriting expenses increased 32% in 2003 compared with 2002 as a result of higher premium volume. The consolidated expense ratio decreased to 28.0% in 2003 from 30.4% in 2002. The decrease is due to a 43.6% increase in earned premiums with no significant increase in underwriting expenses other than commissions and premium taxes.

Service company expenses represent the costs associated with the alternative market's fee-based business. The increase in service expenses of 19% compared with 2002 was commensurate with the increase in service fee revenues of 18%.

Other costs and expenses represent primarily general and administrative expenses for the corporate office. Other costs and expenses increased 11% to $48 million due to higher compensation costs and to start-up costs for new business ventures.

Interest Expense

Interest expense increased 20% to $55 million as a result of the issuance of $200 million of 5.875% senior notes in February 2003 and $150 million of 5.125% senior notes in September 2003.

Restructuring Charge

In 2001, the Company reported a restructuring charge of $3,196,000 in connection with its withdrawal from regional personal lines business and the reorganization of certain other operations. The Company reduced its permanent workforce by approximately 304 employees in connection with the plan. The charge consisted mainly of severance payments of $2,462,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2001.

Income taxes

The effective income tax rate was 31% in 2003, 32% in 2002 and 37% in 2001. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. The decrease in the effective rate in 2003 compared with 2002 reflects a higher level of tax-exempt securities.

Liquidity and Capital Resources

Cash Flow

Cash flow provided from operating activities was $1,398 million in 2003, $953 million in 2002 and $153 million in 2001. The increase in cash flow in 2003 was primarily due to a higher level of premium collections and a lower paid loss ratio (paid losses expressed as a percentage of premium earned).

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. The Company uses cash to pay debt service, Federal income taxes, operating expenses and dividends. The Company also provides capital to its subsidiaries. Tax payments and management fees from the insurance subsidiaries are made under agreements that generally are subject to approval by state insurance departments. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. (See Note 14 of "Notes to Consolidated Financial Statements.")

The Company's subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, operating expenses and dividends.

Financing Activity

In February 2003, the Company issued $200 million aggregate principal amount of 5.875% senior notes due February 2013. In September 2003, the Company issued $150 million aggregate principal amount of 5.125% senior notes due September 2010. In July 2003, a subsidiary of the Company issued $12 million aggregate principal amount of 7.65% notes due June 2023.

During the first quarter of 2003, the Company repaid $35.8 million of 6.5% senior subordinated notes and $25 million of 6.71% senior notes upon their respective maturities. During the second quarter of 2003, the Company purchased $5.0 million (carrying value) of its trust preferred securities.

At December 31, 2003, the Company's outstanding debt was $667 million (face amount). The maturities of the debt are $40 million in 2005, $100 million in 2006, $89 million in 2008, $150 million in 2010, $200 million in 2013, $76 million in 2022 and $12 million in 2023. The Company also has $195 million (face amount) of trust preferred securities that mature in 2045.

At December 31, 2003, stockholders' equity was $1,683 million and total capitalization (stockholders' equity, debt and trust preferred securities) was $2,535 million. The percentage of the Company's capital attributable to debt and trust preferred securities was 34% at December 31, 2003, compared with 30% at December 31, 2002.

Investments

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, is believed adequate to meet foreseeable payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The carrying value of the Company's investment portfolio as of December 31, 2003 and 2002 is as follows (dollars in thousands):

	2003	2002
Cash and cash equivalents	**$ 1,431,466**	$ 594,183
Fixed maturity securities	**4,293,302**	3,511,522
Equity securities available for sale	**316,629**	204,372
Equity securities trading account [a]	**315,124**	306,836
Investments in affiliates	**126,772**	46,187
Unsettled trades	**(2,580)**	—
Total	**$ 6,480,713**	$ 4,663,100

(a) Represents trading account equity securities plus trading account receivables from brokers and clearing organizations less trading account securities sold but not yet purchased.

Fixed Maturities

The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of a portion of the portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2003, the fixed maturities portfolio mix was as follows: U.S. Government securities were 14% (20% in 2002); state and municipal securities were 46% (29% in 2002); corporate securities were 14% (19% in 2002); mortgage-backed securities were 21% (27% in 2002); and foreign bonds were 5% in 2003 and 2002.

Equity Securities Available for Sale

Equity securities available for sale represent primarily investments in common and preferred stocks of publicly traded real estate investment trusts (REITs).

Equity Securities Trading Account

The trading account is comprised of direct investments in arbitrage securities and investments in arbitrage-related limited partnerships that specialize in merger arbitrage and convertible arbitrage strategies. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage, is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities.

Investments in Affiliates

Investments in affiliates represent principally the Company's 20.1% interest in Kiln plc ($40.5 million in 2003 and $31.5 million in 2002) and the Company's interest in real estate partnerships ($57.6 million in 2003 and $10.8 million in 2002).

Securities in an Unrealized Loss Position

The following table summarizes, for all securities in an unrealized loss position at December 31, 2003, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	Fair Value	Gross unrealized loss
Fixed maturities:		
0 – 6 months	$ 578,934	$ 4,541
7 – 12 months	21,124	437
Over 12 months	14,137	603
Total	$ 614,195	$ 5,581
Equity securities available for sale:		
0 – 6 months	$ 3,215	$ 88
7 – 12 months	9,345	401
Over 12 months	13,971	664
Total	$ 26,531	$ 1,153

Market Risk

The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in prices and interest rates. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The principal market risk for the Company's fixed maturity securities is interest rate risk. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2003:

	Market Yield	Effective Duration	Fair Value (000s)
Cash and cash equivalents	1.13%	.02	$ 1,431,466
U. S. Government securities	2.95	4.53	605,126
State and municipal	3.64	7.49	1,966,596
Corporate	4.10	4.33	592,262
Foreign	4.91	3.97	222,545
Mortgage-backed securities	4.54	2.81	925,574
Total	3.18%	4.10	$ 5,743,569

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. Based upon a pricing model, the Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2003 would be as follows:

	Estimated Fair Value of Financial Instruments (000s)	Estimated Change in Fair Value (000s)
300 basis point rise	$ 5,109,479	$ (634,090)
200 basis point rise	5,318,545	(425,024)
100 basis point rise	5,540,247	(203,322)
Base scenario	5,743,569	—
100 basis point decline	5,969,866	226,297
200 basis point decline	6,230,624	487,055
300 basis point decline	6,515,505	771,936

The estimated changes in fair value, based upon the above table, would be partially offset by the Company's liabilities if they were marked to market.

Arbitrage investing differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the completion of announced deals, which are subject to regulatory as well as political and other risks.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U. S. and foreign tax returns in the countries of its overseas operations. At December 31, 2003, the Company had a deferred tax asset, net of valuation allowance, of $273 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a deferred tax liability of $237 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows the customary industry practice of reinsuring a portion of its exposures, paying to reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial, financially sound carriers.

The largest net amounts retained by the Company for any one risk are: $5 million for Monitor Liability and Berkley Medical; $6 million for surety business; statutory limits for workers' compensation business; and up to $2 million for other lines of business. The Company also purchases facultative coverage, where appropriate, for exposures or limits falling outside its treaty protection. In addition, the Company's U.S. property catastrophe reinsurance provides protection for losses above $7.5 million up to $60 million. The Company's principal reinsurers for its 2004 reinsurance program are: Chubb Group, XL Capital, PartnerRe, Converium Group, Hannover Re and Allied World Assurance Company.

From January 1, 2001 through December 31, 2003, the Company was reinsured under an aggregate reinsurance agreement that provided individual loss protection for certain lines of business and aggregate accident year protection for its reinsurance segment. The agreement contained annual and aggregate limits over loss recoveries as well as profit sharing provisions that enabled the Company to recover a portion of the reinsurance costs if certain profit conditions were met. The aggregate reinsurance agreement was commuted and settled on December 31, 2003. (See Note 10 of "Notes to Consolidated Financial Statements".)

Contractual Obligations

Following is a summary of the Company's contractual obligations as of December 31, 2003 (amounts in thousands):

Payments Due By Period	2004	2005	2006	2007	2008	Thereafter
Long-term debt and trust preferred securities	$ —	$ 40,000	$ 100,000	$ —	$ 88,800	$ 633,250
Operating lease obligations	14,583	12,503	10,103	7,331	5,537	13,657
Purchase obligations	15,346	18,597	2,475	19,980	18,122	800
Other long-term liabilities reflected on our consolidated balance sheet	1,850	2,975	4,325	2,075	3,250	1,425
Total	$ 31,779	$ 74,075	$ 116,903	$ 29,386	$ 115,709	$ 649,132

As of December 31, 2003, the Company has non-cancelable operating lease obligations of approximately $63.7 million and contractual purchase commitments of approximately $75.3 million. The Company utilizes letters of credit to back certain payments and obligations. Outstanding letters of credit were $22.0 million as of December 31, 2003. The Company has made guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $136.0 million in certain investment funds. The contractual obligations set forth in the above table do not include policyholder account balances of $53 million and liabilities for bank deposits of $31 million.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. We have no arrangements of these types that we believe may have a material current or future effect on our financial condition, liquidity or results of operations.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

Years ended December 31,	2003	2002	2001
Revenues:			
Net premiums written	$ 3,670,515	$ 2,710,490	$ 1,858,096
Change in net unearned premiums	(435,905)	(457,963)	(177,627)
Premiums earned	3,234,610	2,252,527	1,680,469
Net investment income	210,056	187,875	195,021
Service fees	101,715	86,095	75,771
Realized investment gains (losses)	82,531	15,214	(12,252)
Foreign currency gains (losses)	(839)	21,856	758
Other income	2,035	2,517	2,030
Total revenues	3,630,108	2,566,084	1,941,797
Operating costs and expenses:			
Losses and loss expenses	2,050,177	1,463,971	1,380,500
Other operating costs and expenses	1,035,894	797,205	663,776
Interest expense	54,733	45,475	45,719
Restructuring charge	—	—	3,196
Total expenses	3,140,804	2,306,651	2,093,191
Income (loss) before income taxes	489,304	259,433	(151,394)
Income tax (expense) benefit	(150,626)	(84,139)	56,661
Minority interest	(1,458)	(249)	3,187
Net income (loss)	$ 337,220	$ 175,045	$ (91,546)
Earnings (loss) per share:			
Basic	$ 4.06	$ 2.29	$ (1.39)
Diluted	$ 3.87	$ 2.21	$ (1.39)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

December 31,	2003	2002
Assets		
Investments:		
Cash and cash equivalents	**$ 1,431,466**	$ 594,183
Fixed maturity securities	**4,293,302**	3,511,522
Equity securities available for sale	**316,629**	204,372
Equity securities trading account	**331,967**	165,642
Investments in affiliates	**126,772**	46,187
Total Investments	**6,500,136**	4,521,906
Premiums and fees receivable	**950,551**	822,060
Due from reinsurers	**804,962**	734,687
Accrued investment income	**54,313**	46,334
Prepaid reinsurance premiums	**193,693**	164,284
Deferred policy acquisition costs	**405,324**	308,200
Real estate, furniture and equipment	**143,792**	135,488
Deferred Federal and foreign income taxes	**35,813**	20,585
Goodwill	**59,021**	59,021
Trading account receivable from brokers and clearing organizations	**102,257**	177,309
Other assets	**84,823**	41,449
Total Assets	**$ 9,334,685**	$ 7,031,323
Liabilities and Stockholders' Equity		
Liabilities:		
Reserves for losses and loss expenses	**$ 4,192,091**	$ 3,167,925
Unearned premiums	**1,857,895**	1,390,246
Due to reinsurers	**123,226**	184,912
Trading account securities sold but not yet purchased	**119,100**	36,115
Policyholders' account balances	**53,405**	42,707
Other liabilities	**415,714**	294,334
Debt	**659,208**	362,985
Trust preferred securities	**193,336**	198,251
Total Liabilities	**7,613,975**	5,677,475
Minority interest	**38,148**	18,649
Stockholders' equity:		
Preferred stock, par value $.10 per share:		
Authorized 5,000,000 shares, issued and outstanding – none	**—**	—
Common stock, par value $.20 per share:		
Authorized 150,000,000 shares, issued and outstanding, net of treasury shares, 83,537,740 and 82,835,172 shares	**20,901**	20,901
Additional paid-in capital	**820,388**	816,223
Retained earnings	**939,911**	623,651
Accumulated other comprehensive income	**119,977**	104,603
Treasury stock, at cost, 20,964,520 and 21,669,153 shares	**(218,615)**	(230,179)
Total Stockholders' Equity	**1,682,562**	1,335,199
Total Liabilities and Stockholders' Equity	**$ 9,334,685**	$ 7,031,323

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(Dollars in thousands, except per share data)

Years ended December 31,	**2003**	2002	2001
Common Stock:			
Beginning of period	**$ 20,901**	$ 19,487	$ 16,382
Issuance of common stock	**—**	1,414	3,105
End of period	**$ 20,901**	$ 20,901	$ 19,487
Additional paid in capital:			
Beginning of period	**$ 816,223**	$ 648,440	$ 324,960
Issuance of common stock	**—**	165,546	312,735
Stock options exercised	**2,015**	2,237	10,745
Restricted stock units earned	**1,927**	—	—
Other	**223**	—	—
End of period	**$ 820,388**	$ 816,223	$ 648,440
Retained earnings:			
Beginning of period	**$ 623,651**	$ 467,185	$ 574,345
Net income (loss)	**337,220**	175,045	(91,546)
Eliminations of international reporting lag	**1,776**	—	—
Dividends to stockholders	**(22,736)**	(18,579)	(15,614)
End of period	**$ 939,911**	$ 623,651	$ 467,185
Accumulated other comprehensive income:			
Unrealized investment gains:			
Beginning of period	**$ 114,664**	$ 41,731	$ 23,545
Net change in period	**6,143**	72,933	18,186
End of period	**$ 120,807**	$ 114,664	$ 41,731
Currency translation adjustments:			
Beginning of period	**$ (10,061)**	$ (4,391)	$ (4,174)
Net change in period	**9,231**	(5,670)	(217)
End of period	**$ (830)**	$ (10,061)	$ (4,391)
Total accumulated other comprehensive income	**$ 119,977**	$ 104,603	$ 37,340
Treasury Stock:			
Beginning of period	**$ (230,179)**	$ (240,857)	$ (254,162)
Stock issued under stock option plan	**11,386**	10,749	14,307
Other	**178**	—	—
Purchase of common stock	**—**	(71)	(1,002)
End of period	**$ (218,615)**	$ (230,179)	$ (240,857)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

Years ended December 31,	**2003**	2002	2001
Net income (loss) attributable to common stockholders	**$ 337,220**	$ 175,045	$ (91,546)
Other comprehensive income (loss)			
Unrealized holding gains on investment securities arising during the period, net of income tax expense of $36,544, $37,964, and $7,328	**59,477**	94,266	15,299
Reclassification adjustment for realized (gains) losses included in net income (loss)	**(53,334)**	(21,333)	2,887
Change in unrealized foreign exchange gains (losses)	**9,231**	(5,670)	(217)
Other comprehensive income	**15,374**	67,263	17,969
Comprehensive income (loss)	**$ 352,594**	$ 242,308	$ (73,577)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Dollars in thousands)

Years ended December 31,	2003	2002	2001
Cash flows provided by operating activities:			
Net income (loss)	$ 337,220	$ 175,045	$ (91,546)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:			
Realized investment and foreign currency (gains) losses	(81,692)	(37,070)	11,494
Depreciation and amortization	20,324	17,944	17,493
Minority interest	1,458	249	(3,187)
Equity in undistributed earnings of affiliates	(6,508)	(690)	16
Employee stock benefit plan	2,328	—	—
Change in:			
Equity securities trading account	(166,326)	45,649	135,980
Premiums and fees receivable	(128,491)	(278,372)	(153,175)
Due from reinsurers	(70,275)	(19,273)	(1,656)
Accrued investment income	(7,979)	(10,233)	53
Prepaid reinsurance premiums	(29,409)	(60,530)	(4,223)
Deferred policy acquisition cost	(97,124)	(84,090)	(40,882)
Deferred federal and foreign income taxes	(38,769)	41,298	(61,360)
Trading account receivable from brokers and clearing organizations	75,052	174,398	(82,263)
Other assets	(41,804)	5,884	(17,470)
Reserves for losses and loss expenses	1,024,166	395,420	335,276
Unearned premiums	467,649	508,751	182,728
Due to reinsurers	(61,686)	45,590	6,801
Trading account securities sold but not yet purchased	82,985	(20,875)	(112,030)
Other liabilities	117,064	54,019	31,220
Net cash flows provided by operating activities	1,398,183	953,114	153,269
Cash flows used in investing activities:			
Proceeds from sales, excluding trading account:			
Fixed maturity securities	1,084,957	662,144	532,861
Equity securities	117,006	69,438	64,038
Investment in affiliates	—	2,250	—
Proceeds from maturities and prepayments of fixed maturity securities	696,176	291,031	189,961
Cost of purchases, excluding trading account:			
Fixed maturity securities	(2,495,088)	(1,837,114)	(933,084)
Equity securities	(195,857)	(205,780)	(81,331)
Other invested securities	(69,138)	(458)	(1,178)
Proceeds (cost) of sold/acquired companies, net of acquired cash and invested cash	5,257	(2,053)	3,215
Net additions to real estate, furniture and equipment	(28,315)	(36,570)	(22,076)
Other, net	(5,353)	26,722	11,303
Net cash used in investing activities	(890,355)	(1,030,390)	(236,291)
Cash flows provided by financing activities:			
Net proceeds from issuance of debt	356,181	—	—
Policyholders' account balances	10,698	(11,125)	(4,280)
Bank deposits	12,051	15,871	2,955
Advances from federal home loan bank	14,650	1,250	—
Net proceeds from stock offerings	—	166,960	315,840
Net proceeds from stock options exercised	13,401	12,986	25,052
Repayment of debt	(65,750)	(8,000)	—
Net change in short-term debt	—	—	(10,000)
Cash dividends to common stockholders	(27,681)	(17,872)	(14,707)
Purchase of common treasury shares	—	(71)	(1,002)
Proceeds from minority shareholders	15,337	—	—
Other, net	568	(22,627)	(5,880)
Net cash provided by financing activities	329,455	137,372	307,978
Net increase in cash and cash equivalents	837,283	60,096	224,956
Cash and cash equivalents at beginning of year	594,183	534,087	309,131
Cash and cash equivalents at end of year	$ 1,431,466	$ 594,183	$ 534,087
Supplemental disclosure of cash flow information:			
Interest paid on debt	$ 47,714	$ 45,447	$ 45,241
Federal income taxes paid	$ 170,418	$ 19,381	$ 10,644

See accompanying notes to consolidated financial statements.

1 Summary of Significant Accounting Policies

(A) Principles of consolidation and basis of presentation
The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2002 and 2001 financial statements to conform them to the presentation of the 2003 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

(B) Revenue recognition
Property Casualty - Premiums written are recorded at the inception of the policy. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the term of the policy. Fees for service are earned over the contract period.

Life – For investment contracts, premiums collected from policyholders are not reported as revenues but are included in the liability for policyholders' account balances. Policy charges for policy administration, cost of insurance and surrender charges are assessed against policyholders' account balances and are recognized as premium income in the period in which services are provided.

(C) Cash and cash equivalents
Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

(D) Investments
The Company classifies its investments into four categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities that the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in the statement of operations. Investments in affiliates are carried under the "equity method of accounting", whereby the Company reports its share of the income or loss from such investments as net investment income. The remaining securities are classified as "available for sale" and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income (loss) and a separate component of stockholders' equity. Fair value is generally determined using published market values.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for significant decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and there are no mitigating circumstances. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of operations.

(E) Trading account
Assets and liabilities related to direct investments in arbitrage securities and investments in arbitrage-related limited partnerships are classified as trading account securities. Long portfolio positions and partnership interests are presented in the balance sheet as equity securities trading account. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations. The Company's trading account portfolio is recorded at fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income.

(F) Per share data

All share data have been retroactively adjusted to reflect the three-for-two common stock splits that were effected on August 27, 2003 and on July 2, 2002. Basic per share data is based upon the weighted average number of shares outstanding during the year. Diluted per share data reflects the potential dilution that would occur if employee stock-based compensation plans were exercised.

(G) Deferred policy acquisition costs

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income by giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

(H) Reserves for losses and loss expenses

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in results of operations in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 9 of Notes to Consolidated Financial Statements.)

(I) Reinsurance ceded

Ceded unearned premiums are reported as prepaid reinsurance premiums and estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge the liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

(J) Federal and foreign income taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

(K) Stock options

Effective January 1, 2003, the Company adopted the fair value recognition provisions of FAS 123 "Accounting for Stock-Based Compensation". The fair value provisions of FAS 123 were applied prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period (dollars in thousands, except per share data).

	2003	2002	2001
Net income (loss), as reported	**$ 337,230**	$ 175,045	$ (91,546)
Add: Stock-based employee compensation expense Included in reported net income, net of tax	**48**	—	—
Deduct: Total stock-based employee compensation expense under fair value based method for all awards, net of tax	**(4,803)**	(4,534)	(3,008)
Pro forma net income (loss)	**$ 332,475**	$ 170,511	$ (94,554)
Earnings per share:			
Basic-as reported	**$ 4.06**	$ 2.29	$ (1.39)
Basic-pro forma	**4.00**	2.23	(1.44)
Diluted-as reported	**3.87**	2.21	(1.39)
Diluted-pro forma	**3.82**	2.15	(1.44)

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2003 and 2002, respectively: (a) dividend yield of 1%, (b) expected volatility of 26%, (c) risk-free interest rates of 3.9% and 4.9% and (d) expected life of 7 years.

(L) Foreign currency

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of operations. Unrealized gains or resulting from translating the results of non-U.S. dollar denominated operations and investment securities are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(M) Real estate, furniture and equipment

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $20,160,000, $19,426,000 and $16,349,000 for 2003, 2002 and 2001, respectively.

(N) Comprehensive income (loss)

Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized capital gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O) Goodwill and other intangible assets

The Company adopted FAS 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under FAS 142, goodwill is no longer amortized and is evaluated periodically for other than temporary declines in value. A reconciliation of the reported net loss to adjusted net loss for the year ended December 31, 2001 had FAS 142 been applied as of January 1, 2001 follows (amounts in thousands, except per share data):

Year ended December 31, 2001	Net Loss	Net Loss per Share
Net loss, as reported	$ (91,546)	$ (1.39)
Add back goodwill amortization (net of tax)	3,686	.05
Adjusted net loss	$ (87,860)	$ (1.34)

(P) Recent accounting pronouncements

In May 2003, the FASB issued FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. One requirement under FAS 150 is that certain trust preferred securities are to be presented as liabilities. The Company elected to adopt FAS 150 in the second quarter of 2003, and accordingly, its trust preferred securities have been reclassified to liabilities in the accompanying consolidated balance sheet. The adoption of FAS 150 did not have an effect on the Company's results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was replaced in December 2003 by FIN 46R. FIN 46R addresses consolidation issues surrounding special purpose entities and certain other entities, collectively termed variable interest entities ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R requires VIEs to be consolidated by their primary beneficiaries. FIN 46R was effective immediately for new VIEs formed subsequent to January 31, 2003. For VIEs that are not special purpose entities formed prior to February 1, 2003, the effective date is the end of the first interim or annual period ending after March 15, 2004. The Company adopted FIN 46R in 2003, except for the consolidation provisions which are required to be adopted during the first quarter of 2004. The adoption of FIN 46R did not have an effect on the Company's financial statement. The Company does not expect the adoption of the consolidation provisions of FIN 46R to have a material effect on the Company's financial condition or results of operations.

2 Acquisitions and Asset Sales

During 2002 and 2001, business acquisitions were completed for an aggregate consideration of approximately $3,730,000 and $3,780,000, respectively. The acquisitions were accounted for as purchases and, accordingly, the results of operations of the companies have been included from the respective dates of acquisition. Pro forma results of operations have been omitted as such effects are not significant.

At December 31, 2003 and 2002, investments in fixed maturity securities were as follows:

(Dollars in thousands)

Type of investment	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value
December 31, 2003					
Held to maturity:					
State and municipal	**$ 81,966**	**$ 9,133**	**$ (80)**	**$ 91,019**	**$ 81,966**
Corporate	**6,371**	**700**	**—**	**7,071**	**6,371**
Mortgage-backed securities	**115,554**	**9,048**	**—**	**124,602**	**115,554**
Total held to maturity	**203,891**	**18,881**	**(80)**	**222,692**	**203,891**
Available for sale:					
United States Government and government agency	**572,142**	**33,635**	**(651)**	**605,126**	**605,126**
State and municipal	**1,810,133**	**66,844**	**(1,400)**	**1,875,577**	**1,875,577**
Corporate	**558,247**	**27,844**	**(900)**	**585,191**	**585,191**
Mortgage-backed securities	**779,365**	**22,484**	**(877)**	**800,972**	**800,972**
Foreign	**203,269**	**20,949**	**(1,673)**	**222,545**	**222,545**
Total available for sale	**3,923,156**	**171,756**	**(5,501)**	**4,089,411**	**4,089,411**
Total investment in fixed maturity securities	**$ 4,127,047**	**$ 190,637**	**$ (5,581)**	**$ 4,312,103**	**$ 4,293,302**
December 31, 2002					
Held to maturity:					
State and municipal	$ 54,600	$ 9,018	$ (101)	$ 63,517	$ 54,600
Corporate	6,384	875	—	7,259	6,384
Mortgage-backed securities	144,872	11,968	(6)	156,834	144,872
Total held to maturity	205,856	21,861	(107)	227,610	205,856
Available for sale:					
United States Government and government agency	679,323	46,330	—	725,653	725,653
State and municipal	918,534	44,498	(731)	962,301	962,301
Corporate	629,639	43,804	(5,798)	667,645	667,645
Mortgage-backed securities	752,148	40,240	(2,167)	790,221	790,221
Foreign	150,349	9,879	(382)	159,846	159,846
Total available for sale	3,129,993	184,751	(9,078)	3,305,666	3,305,666
Total investment in fixed maturity securities	$ 3,335,849	$ 206,612	$ (9,185)	$ 3,533,276	$ 3,511,522

The amortized cost and fair value of fixed maturity securities at December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)	2003 Amortized cost	2003 Fair value
Due in one year or less	$ 67,449	$ 69,333
Due after one year through five years	878,918	910,618
Due after five years through ten years	768,743	820,051
Due after ten years	1,517,018	1,586,527
Mortgage-backed securities	894,919	925,574
Total	$ 4,127,047	$ 4,312,103

At December 31, 2003 and 2002, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders' equity. At December 31, 2003, investments with a carrying value of $382 million were on deposit with state insurance departments as required by state laws; investments with a carrying value of $30 million were held in trust for policyholders; and investments with a carrying value of $36 million were deposited at Lloyd's in support of underwriting activities. The Company had contingent liabilities regarding irrevocable undrawn letters of credit supporting reinsurance business of $22 million at December 31, 2003. The Company has pledged investments with a carrying value of $54 million as collateral to support this commitment.

④ Investments in Equity Services for Sale

At December 31, 2003 and 2002, investments in equity securities were as follows:

(Dollars in thousands)

Type of investment	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value
December 31, 2003					
Common stocks	**$ 145,893**	**$ 25,980**	**$ (698)**	**$ 171,175**	**$ 171,175**
Preferred stocks	**134,768**	**11,141**	**(455)**	**145,454**	**145,454**
Total	**$ 280,661**	**$ 37,121**	**$ (1,153)**	**$ 316,629**	**$ 316,629**
December 31, 2002					
Common stocks	$ 102,576	$ 3,606	$ (5,570)	$ 100,612	$ 100,612
Preferred stocks	99,812	4,626	(678)	103,760	103,760
Total	$ 202,388	$ 8,232	$ (6,248)	$ 204,372	$ 204,372

⑤ Trading Account

At December 31, 2003 and 2002, the arbitrage trading account was as follows:

(Dollars in thousands)

Type of investment	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value
December 31, 2003					
Direct equity securities	**$ 220,791**	**$ 11,378**	**$ (1,098)**	**$ 231,071**	**$ 231,071**
Arbitrage-related partnerships	**100,896**	—	—	**100,896**	**100,896**
Total equity securities trading account	**321,687**	**11,378**	**(1,098)**	**331,967**	**331,967**
Receivables from brokers	**102,257**	—	—	**102,257**	**102,257**
Securities sold but not yet purchased	**(110,782)**	**280**	**(8,598)**	**(119,100)**	**(119,100)**
Total trading account	**$ 313,162**	**$ 11,658**	**$ (9,696)**	**$ 315,124**	**$ 315,124**
December 31, 2002					
Direct equity securities	$ 72,217	$ 890	$ (3,373)	$ 69,734	$ 69,734
Arbitrage-related partnerships	95,908	—	—	95,908	95,908
Total equity securities trading account	168,125	890	(3,373)	165,642	165,642
Receivables from brokers	177,309	—	—	177,309	177,309
Securities sold but not yet purchased	(38,347)	2,870	(638)	(36,115)	(36,115)
Total trading account	$ 307,087	$ 3,760	$ (4,011)	$ 306,836	$ 306,836

The primary focus of the trading account is merger and convertible arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differences between their securities and their underlying equities. Arbitrage investing differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

The arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Therefore, just as long portfolio positions may incur losses during market declines, hedge positions may also incur losses during market advances. As of December 31, 2003, the notional amount of long option contracts outstanding was $31,292,000 and the notional amount of short option contracts outstanding was $46,346,000.

6 Investments in Affiliates

Investments in affiliates include the following:

(Dollars in thousands)	Carrying Value 2003	2002	2001	Equity (loss) Earnings (loss) 2003	2002	2001
Kiln plc	**$ 40,488**	$31,498	$ —	**$ 4,565**	$ 687	$ —
Real estate partnerships	**57,560**	10,808	2,878	**6,112**	190	—
Structured finance partnership	**17,846**	—	—	**(112)**	—	—
Other	**10,878**	3,881	2,587	**(3,540)**	(187)	(16)
Total	**$ 126,772**	$46,187	$ 5,465	**$ 7,025**	$ 690	$ (16)

The Company's investments in affiliates are reported under the equity method of accounting. The Company's share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the consolidated financial statements.

The Company's acquired a 20.1% interest in Kiln plc in 2002 for approximately $29 million. Kiln plc is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd's syndicates. The Company also entered into qualifying quota share reinsurance agreements with two Lloyd's syndicates managed by Kiln plc. Net premiums written under these quota share agreements were $122 million in 2003 and $121 million in 2002.

7 Investment Income

Investment income consists of the following:

(Dollars in thousands)	2003	2002	2001
Investment income earned on:			
Fixed maturity securities	**$ 197,963**	$ 182,762	$ 162,751
Equity securities available for sale	**18,906**	12,552	6,754
Equity securities trading account [(a)]	**8,110**	7,144	19,572
Investment in affiliates	**7,025**	690	(16)
Cash and cash equivalents	**11,516**	5,899	14,715
Other	**827**	1,853	2,880
Gross investment income	**244,347**	210,900	206,656
Interest on funds held under reinsurance treaties and investment expense	**(34,291)**	(23,025)	(11,635)
Net investment income	**$ 210,056**	$ 187,875	$ 195,021

(a) Investment income earned from net trading account activity includes unrealized trading gains of $2,174,000 in 2003 and unrealized trading losses of $1,155,000 in 2002.

8 Realized Gains and Losses

Realized gains (losses) and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

(Dollars in thousands)	2003	2002	2001
Realized gains (losses):			
Fixed maturity securities [a]	$ 73,000	$ 27,446	$ 6,706
Equity securities available for sale	10,506	6,603	7,755
Provision for other than temporary impairment [b]:			
Fixed maturity securities	(430)	(16,155)	(26,511)
Equity securities available for sale	—	(2,680)	(109)
Other	(545)	—	(93)
	82,531	15,214	(12,252)
Change in difference between fair value and cost of investments, not including trading securities:			
Fixed maturity securities	(12,371)	128,327	32,452
Equity securities available for sale	33,984	(4,139)	(1,175)
	21,613	124,188	31,277
Total	$ 104,144	$ 139,402	$ 19,025

(a) During 2003, 2002 and 2001, gross gains of $76,019,000, $39,494,000 and, $13,033,000, respectively, and gross losses of $3,019,000, $12,048,000 and $6,327,000, respectively, were realized.

(b) The 2003 provision for other than temporary impairment reflected the write-down of 2 bond holdings. The 2002 provision for other than temporary impairment reflected a second quarter charge of $10 million for Argentine sovereign bonds (see Note 22 of Notes to Consolidated Financial Statements) and a fourth quarter charge of $9 million for other investments, including $6 million of securities issued by Dynegy Inc. The 2001 provision for other then temporary impairment reflected the write-down of Argentine sovereign bonds and other securities.

For fixed maturity securities and equity securities available for sale, gross unrealized gains were $227,758,000 and gross unrealized losses were $6,734,000 as of December 31, 2003. The gross unrealized losses of $6,734,000 include unrealized losses of $1,267,000 for securities that have been continuously in an unrealized loss position for more than twelve months.

9 Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances on a gross of reinsurance basis:

(Dollars in thousands)	2003	2002	2001
Net reserves at beginning of year	$ 2,323,241	$ 2,033,293	$ 1,818,049
Net provision for losses and loss expenses:			
Claims occurring during the current year	1,780,905	1,288,071	1,140,622
Increase (decrease) in estimates for claims occurring in prior years	272,850	173,732	211,344
Net (increase) decrease in discount for prior years	(4,099)	(4,549)	8,717
	2,049,656	1,457,254	1,360,683
Net payments for claims			
Current year	268,170	373,541	443,802
Prior years	599,432	793,765	701,637
	867,602	1,167,306	1,145,439
Net reserves at end of year	3,505,295	2,323,241	2,033,293
Ceded reserves at end of year	686,796	844,684	730,557
Gross reserves at end of year	$ 4,192,091	$ 3,167,925	$ 2,763,850

The statement of operations includes $521,000, $6,717,000 and $19,817,000 for the years ended December 31, 2003, 2002 and 2001, respectively, relating to the policyholder benefits incurred on life insurance which are not included in the above table. Net payments in 2003 are net of $331 million of cash received upon the commutation of the aggregate reinsurance agreement (see Note 10 of Notes to Consolidated Financial Statements).

Net losses and loss expenses for the years ended December 31, 2003, 2002 and 2001 included increases in estimates for claims occurring in prior years. The Company, along with the property casualty insurance industry in general, has experienced higher than expected loss costs for certain business written from 1998 to 2001. Following is a summary of the increases in estimates for claims occurring in prior years for the indicated periods (dollars in thousands):

	2003	2002	2001
Gross reserves for losses and loss expenses at beginning of year	**$ 3,168,000**	$ 2,764,000	$ 2,476,000
Increase in estimates for claims occurring in prior years, net of reinsurance:			
Reinsurance:			
Casualty lines	**$ 74,000**	$ 47,000	$ 53,000
Property lines	**—**	—	15,000
Fidelity and surety	**15,000**	14,000	—
Specialty:			
Excess and surplus lines	**62,000**	30,000	24,000
Professional liability	**35,000**	31,000	12,000
Other	**4,000**	4,000	5,000
Alternative markets workers' compensation	**41,000**	34,000	(2,000)
Regional	**40,000**	10,000	(4,000)
International	**2,000**	4,000	5,000
Discontinued	**—**	—	103,000
Total	**$ 273,000**	$ 174,000	$ 211,000

Reinsurance

In 2002 and 2003, the Company increased its estimates of the ultimate loss costs for casualty reinsurance risks written between 1998 and 2001 primarily as a result of higher than expected claims reported by ceding companies. A significant portion of the increase in estimates for claims occurring in prior years that was recognized in 2003 related to certain large accounts. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as additional information becomes available. As certain large contracts have matured, the Company has adjusted its loss estimates upward to reflect the known loss experience and has revised its expectations regarding the level of ultimate losses to reflect a higher level of known losses as well as a pattern of delayed loss reporting by some ceding companies. The Company analyzes its treaty reinsurance business and sets reinsurance reserves each quarter on a treaty-by-treaty basis, rather than in the aggregate for the entire reinsurance business. The Company believes this method provides a better estimate of required reserves, as the Company is able to promptly identify changes in underlying trends experienced by individual ceding companies and adjust its reserves as necessary.

The increase in estimated ultimate loss costs for fidelity and surety reinsurance reflects the settlement of several large surety claims during 2002 and 2003, including arbitration resolutions. In addition, the Company has reserved for certain claims relating to financial guarantee exposures that were not intended to be covered under the Company's reinsurance policies.

Specialty

The Company increased its estimates of ultimate costs for excess and surplus lines casualty business written in prior years to recognize certain recently identified trends in the development of losses and loss expenses. These trends include a substantial increase in legal expenses incurred in the defense of claims, in particular for claims with multiple claimants in multiple states. For some policies, the obligation to defend has caused the Company to incur aggregate legal expenses in excess of policy limits, which was unanticipated in both pricing and reserving these exposures. In addition, the

Company identified certain recent changes in the claims reporting pattern that suggest that claim costs are emerging over a longer period of time and at a higher level than in the past. Prior year ultimate loss ratios were adjusted upwards to recognize the estimated impact of such trends. The increase in prior year reserves for the excess and surplus lines also reflects the cost of the disposition of reinsurance arbitration.

The increase in estimated ultimate loss costs for professional liability business written in prior years relates primarily to lawyers professional liability, liability coverage for senior living centers and employment practices liability. These lines have experienced a higher level of claim frequency and severity and a longer reporting pattern than anticipated when initial loss reserves were established. These lines also have a high incidence of litigated claims, and the reporting patterns have lengthened due to a more protracted and complex litigation environment.

Alternative Markets
Ultimate loss costs for workers' compensation business written in prior years were impacted by a substantial increase in medical cost inflation. This resulted principally from increased utilization of the health care system by injured workers and more expensive and higher usage of prescription drugs. The impact of the increased medical cost trends is especially significant to the excess workers' compensation business because of the higher severity of claims and longer time period over which claims are paid.

Regional
The increase in prior year reserves for the regional segment was primarily related to workers' compensation business, which experienced similar trends to those described under alternative markets.

Environmental and asbestos
To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $31,866,000 and $28,509,000 at December 31, 2003 and 2002, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $49,283,000 and $47,637,000 at December 31, 2003 and 2002, respectively. Net incurred losses and loss expenses (recoveries) for reported asbestos and environmental claims were approximately $4,749,000, $6,652,000 and $(4,503,000) in 2003, 2002 and 2001, respectively. Net paid losses and loss expenses were approximately $1,391,000, $2,938,000, and $125,000 in 2003, 2002 and 2001, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting
The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 3.9% to 6.5% with a weighted average discount rate of 5.0%. For statutory purposes, the Company uses a discount rate of 4.2% as permitted by the Department of Insurance of the State of Delaware. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $393,000,000, $293,000,000 and $243,000,000 at December 31, 2003, 2002 and 2001, respectively. The increase in the aggregate discount from 2002 to 2003 and from 2001 to 2002 resulted from the increase in workers' compensation reserves.

10 Reinsurance Ceded

The Company reinsures a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of operations:

(Dollars in thousands)	**2003**	2002	2001
Ceded premiums earned:			
Aggregate reinsurance agreement	**$ 152,632**	$ 109,238	$ 46,585
Other reinsurance contracts	**403,992**	346,023	299,574
Total	**$ 556,624**	$ 455,261	$ 346,159
Ceded losses incurred:			
Aggregate reinsurance agreement	**$ 156,519**	$ 94,164	$ 59,441
Other reinsurance contracts	**291,014**	241,162	274,470
Total	**$ 447,533**	$ 335,326	$ 333,911

The Company had a multi-year aggregate reinsurance agreement that provided two types of reinsurance coverage. The first type of coverage provided protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provided aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries were subject to annual limits and an aggregate limit over the contract period. The agreement contained a profit sharing provision under which the Company could recover a portion of premiums paid to the reinsurer if certain profit conditions were met. The Company accrued return premiums of $51 million in 2003 and $20 million in 2002 (none in 2001). As of December 31, 2003, the Company commuted the aggregate reinsurance agreement. Upon commutation, the reinsurer released funds held in an amount equal to the commuted loss reserves and unearned premium reserves and, accordingly there was no gain or loss as a result of the commutation.

Certain of the Company's reinsurance agreements are structured on a funds held basis whereby the Company retains some or all of the ceded premiums in a separate account that is used to fund ceded losses as they become due from the reinsurance company. Interest is credited to reinsurers for funds held on their behalf at rates ranging from 7.0% to 8.9% of the account balances, as defined under the agreements. Interest credited to reinsurers, which is reported as a reduction of net investment income, was $32 million in 2003, $21 million in 2002 and $12 million in 2001.

11 Debt

Debt consists of the following:

(Dollars in thousands)			**2003**		2002
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value
Senior Subsidiary Notes	6.50%	January 1, 2003	**$ —**	**$ —**	$ 35,793
Senior Notes	6.71%	March 4, 2003	**—**	**—**	24,997
Current installment due			**—**	**—**	60,790
Senior Notes	6.375%	April 15, 2005	**40,000**	**39,954**	39,919
Senior Notes	6.25%	January 15, 2006	**100,000**	**99,699**	99,566
Senior Notes	9.875%	May 15, 2008	**88,800**	**87,272**	87,010
Senior Notes	5.125%	September 30, 2010	**150,000**	**147,845**	—
Senior Notes	5.875%	February 15, 2013	**200,000**	**196,973**	—
Senior Debentures	8.70%	January 1, 2022	**76,503**	**75,718**	75,700
Subsidiary Debt	7.65%	June 30, 2023	**11,747**	**11,747**	—
			$ 667,050	**$ 659,208**	$ 362,985

The difference between the face value of long-term debt and the carrying value is unamortized discount. All outstanding debt is not redeemable until maturity.

12 Trust Preferred Securities

The Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures ("Trust Preferred Securities") were issued by the W. R. Berkley Capital Trust ("the Trust") in 1996. All of the common securities of the Trust are owned by the Company. The sole assets of the Trust are $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045, issued by the Company (the "Junior Subordinated Debentures"). The Company's guarantee of payments of cash distributions and payments on liquidation of the Trust and redemption of the Trust Preferred Securities, when taken together with the Company's obligations under the Trust Agreement under which the Trust Preferred Securities were issued, the Junior Subordinated Debentures and the Indenture under which the Junior Subordinated Debentures were issued, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Preferred Securities), provide a full and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities. The Company records the preferential cumulative cash dividends arising from the payments of interest on the Junior Subordinated Debentures as interest expense in its consolidated statement of operations.

The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures. The liability for Trust Preferred Securities is reported net of $15 million (face amount) of Trust Preferred Securities repurchased by the Company.

13 Federal and Foreign Income Taxes

Federal and foreign income tax expense (benefit) consists of:

(Dollars in thousands)	**2003**	2002	2001
Current expense	**$ 173,613**	$ 44,694	$ 2,068
Deferred expense (benefit)	**(22,987)**	39,445	(58,729)
Total expense (benefit)	**$ 150,626**	$ 84,139	$ (56,661)

A reconciliation of Federal and foreign income tax (expense) benefit and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	**2003**	2002	2001
Computed "expected" tax expense (benefit)	**$ 171,975**	$ 90,802	$ (52,988)
Tax-exempt investment income	**(21,838)**	(9,051)	(8,045)
Change in valuation allowance	**(980)**	(3,275)	3,100
Other, net	**1,469**	5,663	1,272
Total expense (benefit)	**$ 150,626**	$ 84,139	$ (56,661)

At December 31, 2003 and 2002, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2003	2002
Deferred Tax Asset		
Loss reserve discounting	**$ 137,165**	$ 94,159
Life reserve	**7,538**	9,900
Unearned premiums	**113,705**	85,541
Net operating loss carry forward	**2,355**	1,143
Alternative minimum tax credit carryforward	**–**	12,113
Other	**16,741**	20,656
Gross deferred tax asset	**277,504**	223,512
Less valuation allowance	**(4,223)**	(6,825)
Deferred tax asset	**273,281**	216,687
Deferred Tax Liability		
Amortization of intangibles	**7,323**	7,844
Deferred policy acquisition costs	**137,153**	109,582
Deferred taxes on unrealized investment gains	**72,609**	64,043
Other	**20,383**	14,633
Deferred tax liability	**237,468**	196,102
Net deferred tax asset	**$ 35,813**	$ 20,585

Federal income tax expense (benefit) applicable to realized investment gains (losses) was $28,090,000, $13,817,000 and $(2,478,000) in 2003, 2002 and 2001, respectively. The Company had a current income tax payable of $8,654,000 and $8,314,000 at December 31, 2003 and 2002, respectively. At December 31, 2003, the Company had foreign net operating loss carryforwards of $2,935,000, which expire from 2004 and 2008. The net change in the valuation allowance is primarily related to the foreign net operating loss carryforwards. The Company's tax returns through December 31, 2000 have been reviewed by the Internal Revenue Service.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this gross asset.

14 Dividends from Subsidiaries and Statutory Financial Information

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2004, the maximum amount of dividends which can be paid without such approval is approximately $197 million.

Combined net income (loss) and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2003	2002	2001
Net income (loss)	**$ 293,455**	$ 192,845	$ (130,630)
Policyholders' surplus	**$ 1,886,013**	$ 1,275,302	$ 928,367

The significant variances between statutory accounting practices and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to operations as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus.

The NAIC has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has guaranteed that RBC levels of certain subsidiaries will remain above their authorized control levels.

15 Stockholders' Equity

Common Equity The weighted average number of shares used in the computation of basic earnings per share was 83,124,000, 76,328,000, and 65,562,000 for 2003, 2002 and 2001, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 87,063,000, 79,385,000 and 68,750,000, for 2003, 2002 and 2001, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(In thousands)	2003	2002	2001
Balance, beginning of year	**82,835**	74,792	57,726
Shares issued	**705**	8,048	17,106
Shares repurchased	**(2)**	(5)	(40)
Balance, end of year	**83,538**	82,835	74,792

On May 11, 1999, the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $120 per unit (subject to adjustment) upon the occurrence of certain events relating to potential changes in control of the Company. The Rights expire on May 11, 2009, unless earlier redeemed by the Company as provided in the Rights Agreement.

16 Investment in Peyton Street

The consolidated financial statements include the accounts of Peyton Street Independent Financial Services ("Peyton Street"), a unitary thrift holding company that owns the common stock of InsurBanc. InsurBanc provides banking services principally to independent insurance agencies and their employees. Following is a summary of assets and liabilities related to Peyton Street that were included on the Company's consolidated balance sheets as of December 31, 2003 and 2002:

(Amounts in Dollars)	2003	2002
Cash and cash equivalents	**$ 6,218**	$ 4,596
Fixed maturity securities	**24,674**	12,985
Real estate, furniture and equipment	**308**	410
Other assets:		
Loans receivable	**24,960**	11,937
Other	**350**	555
Total	**$ 56,510**	$ 30,483
Other Liabilities:		
Deposits	**$ 30,876**	$ 18,826
Advances from Federal Home Loan Bank	**15,900**	1,250
Other	**2,411**	1,619
Total Liabilities	**$ 49,187**	$ 21,695

The Company's share of Peyton Street's net loss was $1,422,000 in 2003, $1,782,000 in 2002 and $1,235,000 in 2001. In the ordinary course of business, Peyton Street is a party to financial instruments with off-balance-sheet risk. At December 31, 2003, these financial instruments include contractual commitments of $10,675,000 to extend credit under future loan agreements and unused lines of credit.

The advances from FHLB is secured by investments with an aggregate market value $20 million.

17 Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2003 and 2002:

(Dollars in thousands)	2003		2002	
	Carrying amount	Fair value	Carrying amount	Fair value
Investments	**$ 6,480,713**	**$ 6,507,831**	$ 4,663,100	$ 4,684,854
Debt	**659,208**	**718,787**	362,985	397,849
Trust preferred securities	**193,336**	**208,553**	198,251	187,036

The estimated fair value of investments is based on quoted market prices as of the respective reporting dates. The fair value of the debt and the trust preferred securities are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

18 Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $18,773,000, $17,586,000 and $18,021,000 for 2003, 2002 and 2001, respectively. Future minimum lease payments (without provision for sublease income) are $14,583,000 in 2004; $12,503,000 in 2005; $10,103,000 in 2006; and $26,525,000 thereafter.

19 Commitments, Litigation and Contingent Liabilities

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters, individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

During 2003, two arbitration hearings in which subsidiaries of the Company were involved were completed. The Company recorded an increase in reserves for loss and loss expenses during the third quarter of 2003 of $15 million, which represents the excess of the Company's estimate of the ultimate cost of the disposition of these matters over amounts that were previously accrued.

20 Stock Incentive Plan

The Company has a stock incentive plan (the "Stock Incentive Plan") under which 16,031,250 shares of Common Stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock incentives may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant.
The following table summarizes option information:

	2003		2002		2001	
	Shares	**Price [a]**	Shares	Price [a]	Shares	Price [a]
Outstanding at beginning of year	**9,206,468**	**$ 17.15**	8,187,929	$ 15.21	8,968,679	$ 14.03
Granted	**73,000**	**30.96**	1,897,013	24.41	1,217,138	20.92
Exercised	**694,989**	**14.33**	581,550	13.41	1,559,025	13.23
Canceled	**112,658**	**15.66**	296,924	17.17	438,863	14.55
Outstanding at end of year	**8,471,821**	**$ 17.52**	9,206,468	$ 17.15	8,187,929	$ 15.21
Options exercisable at year end	**3,727,375**	**$ 15.55**	3,609,791	$ 15.61	3,719,069	$ 14.73
Stock available for future grant	**3,611,946**		3,578,751		5,179,931	

(a) Weighted average exercise price.

The following table summarizes information about stock options outstanding at December 31, 2003 and 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Remaining Contractual Life	Weighted Average Price	Number Exercisable	Weighted Average Exercise Price
December 31, 2003					
$6 to $10	**1,444,013**	**6.3**	**$ 8.25**	**262,817**	**$ 8.24**
10 to 20	**2,826,005**	**3.3**	**14.56**	**2,652,918**	**14.59**
20 to 35	**4,201,803**	**7.0**	**22.69**	**811,640**	**21.05**
Total	**8,471,821**	**5.6**	**$ 17.52**	**3,727,375**	**$ 15.55**
December 31, 2002					
$6 to $10	1,634,098	7.0	$ 8.30	—	$ —
10 to 20	3,186,783	4.2	14.37	2,958,048	14.41
20 to 35	4,385,587	7.7	22.47	651,743	21.05
Total	9,206,468	6.3	$ 17.15	3,609,791	$ 15.61

21 Compensation Plan

The Company and its subsidiaries have profit sharing retirement plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the Retirement Plans on the first day of the month following the first full three months in which they are employed. Profit sharing expense amounted to $17,135,000 $12,821,000, and $9,287,000 for 2003, 2002 and 2001, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the Company's earnings, as defined under the LTIP. Key employees are awarded participation units ("Units"), which vest and become exercisable over a maximum term of five years from the date of their award. In 2001, the Company granted 178,875 Units, with an aggregate maximum value of $19,875,000, to key executives. Based on the Company's earnings, these Units achieved their maximum value in 2003. The participants received the maximum value for their Units in cash in February 2004. Thereafter, no remaining units were outstanding. Compensation expense related to the LTIP was $11,475,000 in 2003 and $8,400,000 in 2002.

During 2003, 456,000 Restricted Stock Units (RSU) were awarded to officers of the Company and its subsidiaries. Each RSU represents the right to receive one share of common stock, conditioned on the employee's satisfying certain requirements outlined in the award agreement. The RSUs vest after five years of continuous employment. The Company determines the cost of the RSUs awarded based on the market value of the stock at the time of the award. The cost is recognized as compensation expense as the units are earned over the vesting period. Compensation expense related to RSUs was $1,927,000 for 2003. The remaining unearned compensation for outstanding RSUs was $11,060,000 as of December 31, 2003.

22 International Operations

From its inception in 1995 and through the fourth quarter of 2002, the international segment's results were reported on a one-quarter lag to facilitate the timely completion of the consolidated financial statements. Improvements in reporting procedures now allow this segment to be reported without a one-quarter lag. Beginning in the first quarter of 2003, the international segment's results were reported in the consolidated statement of operations without a one-quarter lag. In order to eliminate the one-quarter lag, net income of the international segment for the fourth quarter of 2002 was reported as a direct credit to consolidated retained earnings during the first quarter of 2003.

During 2001 and 2002, Argentina experienced substantial economic disruption, including default on its sovereign bonds, severe currency devaluation, high unemployment and inflation, increasing fiscal deficits and declining central bank reserves. As a result of these events, the Company ceased writing life insurance business in Argentina in 2002 and has since liquidated substantially all of its life insurance policies. The Company also wrote down the carrying value of its Argentine sovereign bonds by $18 million in 2001 and $10 million in 2002. In addition, the Company's Argentine subsidiary reported net gains of $21.7 million in 2002 as a result of foreign currency transactions and the related settlement of life insurance contracts. The foreign currency transaction gain represents the net increase in the local currency value of assets and liabilities denominated in US dollars following the devaluation of the Argentine peso. The gain on surrender of life insurance contracts represents the gain from the negotiated settlement of certain US dollar life insurance contracts for less than their local currency value following the devaluation of the Argentine peso.

Other operating costs and expenses consist of the following:

(Dollars in thousands)	2003	2002	2001
Amortization of deferred policy acquisition costs	$ 787,167	$ 589,993	$ 492,065
Other underwriting expenses	118,182	94,590	85,593
Service company expenses	82,821	69,715	64,949
Other costs and expenses	47,724	42,907	21,169
Total	$ 1,035,894	$ 797,205	$ 663,776

24 Restructuring Plan

In 2001, the Company reported a restructuring charge of $3,196,000 in connection with its withdrawal from regional personal lines business and the reorganization of certain other operations. The Company reduced its permanent workforce by approximately 304 employees in connection with the plan. The charge consisted mainly of severance payments of $2,462,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2001.

25 Industry Segments

The Company's operations are presently conducted through five segments of the insurance business: specialty lines of insurance; alternative markets; reinsurance; regional property casualty insurance; and international.

Our specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines, professional liability, commercial transportation and surety markets. The specialty business is conducted through seven operating units. The companies within the segment are divided along the different customer bases and product lines which they serve. The specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.

Our alternative markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing primary and excess workers' compensation insurance, the alternative markets segment also provides a wide variety of fee-based services, including consulting and administrative services.

Our reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd's reinsurance, which writes quota share reinsurance with certain Lloyd's syndicates.

Our regional subsidiaries provide commercial insurance products to customers primarily in 32 states. Key clients of this segment are small-to-mid-sized businesses and governmental entities. The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The regional operations are conducted through four geographic regions based on markets served: Midwest, New England, Southern (excluding Florida) and Mid Atlantic.

International operations are conducted in Argentina and Asia. In Argentina, we currently offer commercial and personal property casualty insurance. In Asia, we provide savings and life products to customers, including endowment policies to pre-fund education costs and retirement income.

During 2001, the Company discontinued its regional personal lines business and the alternative markets division of its reinsurance segment. These discontinued businesses are now being managed and reported collectively as a separate Discontinued Business Segment. Prior period segment information has been restated to reflect these changes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate. Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations, including allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment. Reclassifications have been made in the 2002 and 2001 segment information in order to conform with the presentation of the 2003 segment information.

	Revenues				Pre-tax	Net
(Dollars in thousands)	Earned Premiums	Investment Income	Other	Total	Income (loss)	Income (loss)
December 31, 2003:						
Specialty	**$ 1,117,781**	**$ 70,232**	**$ —**	**$ 1,188,013**	**$ 201,885**	**$ 136,725**
Alternative Markets	**410,926**	**38,450**	**101,715**	**551,091**	**85,397**	**59,066**
Reinsurance	**760,558**	**52,622**	**—**	**813,180**	**59,984**	**43,610**
Regional	**880,597**	**43,368**	**—**	**923,965**	**153,292**	**105,468**
International	**64,748**	**6,173**	**10**	**70,931**	**3,347**	**3,716**
Discontinued Business	**—**	**—**	**—**	**—**	**—**	**—**
Corporate, other and eliminations	**—**	**(789)**	**2,025**	**1,236**	**(96,293)**	**(64,699)**
Realized investment and foreign currency gains (losses)	**—**	**—**	**81,692**	**81,692**	**81,692**	**53,334**
Consolidated	**$ 3,234,610**	**$ 210,056**	**$ 185,442**	**$ 3,630,108**	**$ 489,304**	**$ 337,220**
December 31, 2002:						
Specialty	$ 772,696	$ 53,862	$ —	$ 826,558	$ 136,112	$ 90,498
Alternative Markets	235,558	37,641	86,031	359,230	62,703	42,376
Reinsurance	398,287	43,912	—	442,199	14,981	11,626
Regional	705,385	44,365	—	749,750	104,085	69,429
International	89,284	5,325	—	94,609	(1,757)	(2,631)
Discontinued Business	51,317	4,457	—	55,774	(10,682)	(6,943)
Corporate, other and eliminations	—	(1,687)	2,581	894	(83,079)	(50,643)
Realized investment and foreign currency gains (losses)	—	—	37,070	37,070	37,070	21,333
Consolidated	$ 2,252,527	$ 187,875	$ 125,682	$ 2,566,084	$ 259,433	$ 175,045
December 31, 2001:						
Specialty	$ 428,058	$ 41,021	$ 1,028	$ 470,107	$ 34,554	$ 24,617
Alternative Markets	123,173	37,765	73,492	234,430	34,255	23,723
Reinsurance	209,938	40,905	7	250,850	(61,403)	(43,715)
Regional	555,750	51,640	1,292	608,682	37,203	26,763
International	140,909	13,993	1,011	155,913	12,149	9,293
Discontinued Business	222,641	9,762		232,403	(133,480)	(88,839)
Corporate, other and eliminations	—	(65)	971	906	(63,178)	(40,501)
Realized investment and foreign currency gains (losses)	—	—	(11,494)	(11,494)	(11,494)	(2,887)
Consolidated	$ 1,680,469	$ 195,021	$ 66,307	$ 1,941,797	$ (151,394)	$ (91,546)

Interest expense for the alternative markets and reinsurance segments was $2,327,000 and $2,806,000 for the years ended December 31, 2002 and 2001, respectively. Additionally, corporate interest expense (net of intercompany amounts) was $54,733,000, $43,148,000 and $42,913,000 for the corresponding periods. Identifiable assets by segment are as follows (dollars in thousands):

December 31,	**2003**	2002	2001
Specialty	**$ 3,127,810**	$ 2,271,105	$ 1,580,155
Alternative Markets	**1,504,535**	1,197,977	859,502
Reinsurance	**3,415,191**	2,431,429	1,751,428
Regional	**1,992,660**	1,590,913	1,462,861
International	**152,571**	126,528	209,473
Discontinued Business	**94,109**	162,754	289,313
Corporate, other and eliminations	**(952,191)**	(749,383)	(519,223)
Consolidated	**$ 9,334,685**	$ 7,031,323	$ 5,633,509

(26) Quarterly Financial Information (unaudited)

The following is a summary of quarterly financial data (in thousands except per share data):

Three months ended	March 31,		June 30,		September 30,		December 31,	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Revenues	**$ 791,413**	$ 547,886	**$ 926,957**	$ 569,935	**$ 916,382**	$ 640,071	**$ 995,356**	$ 808,192
Net income	**71,703**	34,396	**95,840**	27,374	**76,469**	40,544	**93,208**	72,731
Net income per share:								
Basic [(a)]	**.87**	.46	**1.15**	.36	**.92**	.54	**1.12**	.91
Diluted [(a)]	**.83**	.44	**1.10**	.34	**.87**	.52	**1.07**	.88

(a) Earnings per share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

Board of Directors and Stockholders
W. R. Berkley Corporation

We have audited the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W. R. Berkley Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for goodwill in 2002.

New York, New York
February 11, 2004

KPMG LLP

Specialty

Admiral Insurance Company
1255 Caldwell Road, Cherry Hill, NJ 08034
(856) 429-9200 Fax: (856) 429-8611

James S. Carey, CPCU, President & Chief Executive Officer
William F. Murray, President – Excess Division
Scott R. Barraclough, Senior Vice President & Treasurer
Daniel A. MacDonald, Senior Vice President & Secretary
Curtis E. Fletcher, CPCU, Regional Vice President
William E. Haines, Regional Vice President
Raymond H. McDowell, Regional Vice President
Martin M. Michell, Regional Vice President
Anthony A. Peraine, Vice President – Chief Actuary
John Regan, Vice President – Information Technology
Walter G. Strauss, Vice President – Underwriting
Patricia A. Vreeland, Vice President – Human Resources

Austin, Texas
Tel. (512) 795-0766

Seattle, Washington
Tel. (206) 467-6511

Duluth, Georgia
Tel. (770) 476-1561

Stamford, Connecticut
Tel. (203) 323-8286

Berkley Medical Excess Underwriters, LLC
390 S. Woods Mill Road, Suite 125
Chesterfield, MO 63017
(314) 523-3650 Fax: (314) 523-3685

J. Michael Foley, President
Todd Brown, Vice President – Underwriting
Kimberly H. Willis, Vice President – Marketing
W. Matthew Fessler, Vice President – Claims
Dianne Perry, Vice President – Risk Management
Collin J. Suttie, Vice President – Actuarial Services
Roger J. Becker, Controller, Treasurer
Robbin A. Willis, Vice President – Human Resources/Administration, Secretary

Carolina Casualty Insurance Company
8381 Dix Ellis Trail, Jackson Building, Suite 400
Jacksonville, FL 32256
(904) 363-0900 Fax: (904) 363-8098

Armin W. Blumberg, President
Donald J. Bromberek, Vice President – Underwriting
Robert F. Flannery, Vice President – Actuary
J. Madison Macon, Vice President – Marketing
William P. Sands, Vice President – Claims
Carroll D. Starmer, Vice President – Management Information Systems
Catherine P. Steckner, Vice President – Human Resources
Betty C. Sutherland, Vice President & Secretary
Gary R. Wothe, Vice President, Chief Financial Officer & Treasurer

Clermont Specialty Managers, Ltd.
3 University Plaza, Hackensack, NJ 07601
(201) 342-4211 Fax: (201) 342-6381

Alfred Schonberger, President
David A. Gianfrancesco, Senior Vice President – Claims
Donald J. Togneri, CPCU, Senior Vice President – Underwriting
George C. Culliney, Jr., CPCU, Vice President & Secretary – Compliance & Industry Relations
Claire Herstein, Vice President – Operations & Administration

Monitor Liability Managers, Inc.
2850 West Golf Road, Suite 800
Rolling Meadows, IL 60008-4039
(847) 806-6590 Fax: (847) 806-6282

Douglas J. Powers, CPCU, President & Chief Executive Officer
Sandra C. Nelson, Senior Vice President – Underwriting
David R. Aller, CPCU, Vice President – Producer Development
Joseph B. Haltman, Vice President – Directors & Officers Liability
James E. Hill, Vice President – Claims
Peter A. Lindquist, CPCU, Vice President, Chief Financial Officer, Treasurer & Secretary
Thomas J. Mathias, Vice President – Management Liability
Randal P. Mrozowicz, Vice President – Lawyers' Professional Employment & Practices Liability
Craig G. Musgrave, Vice President & Chief Technology Officer – Information Technology

Nautilus Insurance Company
Great Divide Insurance Company
7273 East Butherus Drive, Scottsdale, AZ 85260
(480) 951-0905 Fax: (480) 951-9730

Thomas M. Kuzma, President & Chief Executive Officer
John M. DiBiasi, Executive Vice President – Underwriting/Agency Relations
John M. Runberg, Senior Vice President, Chief Financial Officer & Treasurer
Bevin M. Beatovic, Vice President – Underwriting
Ellen M. Hageman, Vice President – Operations
Tony Howard, Vice President – Human Resources
Michael J. Kilgas, Vice President – Claims
Vickie L. Potts, CPCU, Vice President – Marketing
Cynthia A. Roa, Vice President – Corporate Development
Jeanne M. Rondeau, CPCU, Vice President – Underwriting
Janet L. Shemanske, Vice President & Secretary
Vickie L. Sprague, Vice President – Underwriting

Vela Insurance Services, Inc.
200 West Madison, Suite 2700, Chicago, IL 60606
(312) 553-4413 Fax: (312) 553-4416

Richard P. Shemitis, CPCU, President
O. Erik Hallberg, Executive Vice President – Branch Manager, Santa Ynez, CA
Ritamari Martin, Vice President – Underwriting, Santa Ynez, CA
Patricia Maruszak, Vice President – Underwriting, Chicago, IL
William L. Braden, Vice President – Underwriting, Chicago, IL

Santa Ynez, California
Tel. (805) 693-0839

W. R. Berkley Insurance (Europe), Limited
40 Lime Street, 6th Floor
London EC3 M7AW, England
011 44 207 280 9000 Fax: 011 44 207 280 9099

Stuart Wright, Chief Executive Officer & Chief Underwriting Officer
Paul Hosking, Chief Financial Officer
Michael Earp, Technical and Administration Officer
Peter Glanfield, Professional Lines Underwriting Manager
Colin Eaton, Regional Underwriting Manager

Regional

Acadia Insurance Company
One Acadia Commons, P.O. Box 9010
Westbrook, ME 04098-5010
(207) 772-4300 Fax: (207) 772-6104

Bill Thornton, CPCU, President
Charles A. Hamblen, CPCU, Senior Vice President, Chief Financial Officer & Treasurer
Bobbi Amero, CPCU, Regional Vice President, NH
Susan Grady, Regional Vice President, ME
Paul S. McAuliffe, Regional Vice President, MA
Andrew M. Burbank, Vice President – Information Systems
Christopher B. Dowd, CPCU, Vice President – Loss Control
Jane E. Gordon, Vice President – Underwriting
Judith E. Plummer, CPCU, Vice President – Industry & Government Relations
E. Wesley Raye, Jr., Vice President – Inland & Ocean Marine
Stephen J. Rich, CPCU, Vice President – Claims
Kathryn P. Whitmore, Vice President – Human Resources & Secretary

Bedford, New Hampshire
Tel. (603) 627-8466

South Burlington, Vermont
Tel. (802) 658-0722

Farmington, Connecticut
Tel. (860) 409-9301

Syracuse, New York
Tel. (315) 457-3757

Marlborough, Massachusetts
Tel. (508) 786-6600

Westbrook, Maine
Tel. (207) 772-4300

Berkley Mid-Atlantic Group
4820 Lakebrook Drive, Suite 300
Glen Allen, VA 23060
(804) 285-2700 Fax: (804) 285-5717

George C. Wynne, Vice Chairman & Chief Executive Officer
Kevin W. Nattrass, President & Chief Operating Officer
William E. Yount, CPCU, Vice President – Insurance Operations
W. Kirk Bonner, Vice President – Information Technology
Jeffrey E. Bouton, Vice President – Underwriting
David C. Keller, Vice President – Marketing
Stephen M. Loderick, CPCU, Vice President, Chief Financial Officer & Treasurer
W. Ralph Sitterson, Vice President – Claims

Erie, Pennsylvania
Tel. (814) 838-0124

Richmond, Virginia
Tel. (804) 285-2700

Harrisburg, Pennsylvania
Tel. (800) 578-0655

Continental Western Group
11201 Douglas Avenue, Urbandale, IA 50322
(515) 278-3000 Fax: (515) 278-3458

Bradley S. Kuster, CPCU, President
Thomas E. Boots, Senior Vice President – Agency & Information Services
Robert F. Buehler, Senior Vice President & Chief Financial Officer
Walter E. Stradley, Senior Vice President – Underwriting
Michael L. Anania, Regional Vice President – Union Region
Curtis W. Bloemendaal, Regional Vice President – Tri-State Region
Steven J. Freeborn, Regional Vice President – Central Region
Kevin H. Ebers, Vice President – Information Systems
Gregory J. Johnson, Vice President – Claims
Tony J. Kellner, Vice President – Actuary
Lynsey L. Oster, Vice President – Administration
John F. Thelen, Vice President – General Counsel & Secretary

Boise, Idaho
Tel. (208) 375-4494

Luverne, Minnesota
Tel. (507) 283-9561

Lincoln, Nebraska
Tel. (402) 423-7688

Urbandale, Iowa
Tel. (515) 278-3000

Union Standard Insurance Group
122 West Carpenter Freeway, Suite 350
Irving, TX 75039-2008
(972) 719-2400 Fax: (972) 719-2403

Craig W. Sparks, President
Jerry W. Crites, Senior Vice President – Claims
James W. Foos, CPCU, Senior Vice President – Underwriting
Edmund P. Hemmerick, CPCU, Senior Vice President – Operations & Treasurer
John E. Gray, Vice President – Finance
Jacquelynne Hurst, Vice President – Marketing & Underwriting Services
Mary Jane Neese, Regional Vice President
Greg R. Perkins, Vice President – Information Services
E. Leslie Prock, Vice President – Human Resources

Albuquerque, New Mexico
Tel. (505) 830-0038

Birmingham, Alabama
Tel. (205) 988-5950

Dallas, Texas
Tel. (972) 719-2400

Little Rock, Arkansas
Tel. (501) 954-7888

Meridian, Mississippi
Tel. (601) 482-6816

Nashville, Tennessee
Tel. (615) 373-1621

Oklahoma City, Oklahoma
Tel. (405) 483-1555

San Antonio, Texas
Tel. (210) 979-9136

Monitor Surety Managers, Inc.
383 Main Street, Suite 202
Chatham, NJ 07928
(973) 635-2400 Fax: (973) 635-1362

Paul J. Fleming, President
John F. Beers, Vice President
Steven F. Coward, Vice President

Alpharetta, Georgia
Tel. (678) 624-1818

Des Moines, Iowa
Tel. (515) 251-6634

Irving, Texas
Tel. (972) 719-2346

Lincoln, Nebraska
Tel. (402) 423-7688

Marlborough, Massachusetts
Tel. (508) 263-2584

Meridian, Mississippi
Tel. (601) 482-6816

New York, New York
Tel. (212) 867-2650

Rolling Meadows, Illinois
Tel. (847) 806-6590

Saratoga Springs, New York
Tel. (518) 583-1623

Severna Park, Maryland
Tel. (410) 647-6990

Tampa, Florida
Tel. (813) 870-2077

Westbrook, Maine
Tel. (207) 772-4300

Regional business written in:
Acadia Insurance Company; Berkley Regional Insurance Company; Continental Western Insurance Company; Firemen's Insurance Company of Washington, D.C.; Tri-State Insurance Company of Minnesota; Union Insurance Company; Union Standard Lloyds. Monitor Surety Managers, Inc. also writes business in Carolina Casualty Insurance Company.

Alternative Markets

Berkley Risk Administrators Company, LLC
222 South Ninth Street, Suite 1300
Minneapolis, MN 55402-3332
(612) 766-3000 Fax: (612) 766-3299

Mark C. Tansey, Chairman & Chief Executive Officer
Kenneth R. Hopkins, President & Chief Operating Officer
Kim J. Brenckman, Senior Vice President – Sales/Marketing
Steven J. Davis, Chief Financial Officer
Thomas R. Drake, Chief Information Officer
Michael T. Elsenpeter, Vice President – Client Financial Services
Patricia J. Fish, Vice President – Human Resources/Administration
Leland P. Johnson, Senior Vice President – Claims
Bruce A. Medvec, Senior Vice President – Western Region
Douglass E. Pfeifer, Senior Vice President – Reinsurance/Underwriting

Alpharetta, Georgia
Tel. (770) 663-8635

Council Bluffs, Iowa
Tel. (800) 832-0137

Nashville, Tennessee
Tel. (615) 493-7777

Overland Park, Kansas
Tel. (913) 385-4960

Pierre, South Dakota
Tel. (605) 945-2144

Rolling Meadows, Illinois
Tel. (847) 264-3000

St. Paul, Minnesota
Tel. (651) 281-1200

Scottsdale, Arizona
Tel. (602) 992-8844

Tukwila, Washington
Tel. (206) 575-2303

Virginia Beach, Virginia
Tel. (757) 490-7838

Wauwatosa, Wisconsin
Tel. (414) 771-2038

Wichita, Kansas
Tel. (316) 821-0200

All Claims of Nevada, Inc.
Las Vegas, Nevada
Tel. (702) 257-2193

Allied Adjusters
Minneapolis, Minnesota
Tel. (612) 766-3700

Arizona All Claims
Scottsdale, Arizona
Tel. (602) 997-5877

Berkley Administrators of Connecticut, Inc.
Farmington, Connecticut
Tel. (860) 409-9300

Berkley Risk & Insurance Services
Novato, California
Tel. (415) 898-9600

Berkley Risk Managers
Mays Landing, New Jersey
Tel. (609) 625-5544

Berkley Risk Services of Colorado
Denver, Colorado
Tel. (303) 357-2600

Independent Plan Administrators, LLC
Las Vegas, Nevada
Tel. (702) 257-2190

Southwest Risk Services
Scottsdale, Arizona
Tel. (602) 996-8810

Preferred Employers Insurance Company
1455 Frazee Road, Suite 1000
San Diego, CA 92108
(619) 688-3900 Fax: (888) 472-9490

Linda R. Smith, President & Chief Executive Officer
Marc J. Beaulieu, Vice President – Marketing
Jan A. Beaver, Vice President & Secretary
John C. Bennett, Vice President
Rosemary Favier, Vice President – Claims
Barbara L. Gallagher, Vice President – Underwriting
Miklos F. Kallo, Vice President, Treasurer & Chief Financial Officer
Randy Sysol, Vice President – Information Technology

Key Risk Insurance Company
7900 McCloud Road, Suite 300, P.O. Box 49129
Greensboro, NC 27419
(336) 668-9050 Fax: (336) 605-7544

Joe W. Sykes, CPCU, President & Chief Executive Officer
Joe C. Brooks, Senior Vice President – Human Resources/Administration
Rebecca H. Karr, CPCU, Senior Vice President & Chief Financial Officer/Information Systems
Anne H. Myers, CPCU, Senior Vice President – Alternative Risk Services
Robert S. Capobianco, CPCU, Vice President – Marketing
John A. Godfrey, CPCU, Vice President – Underwriting
Robert W. Standen, Vice President – Claims

Alpharetta, Georgia
Tel. (770) 751-8901

Raleigh, North Carolina
Tel. (919) 876-8611

Columbia, South Carolina
Tel. (803) 252-1777

Richmond, Virginia
Tel. (804) 288-2660

Key Risk Management Services, Inc.
Greensboro, North Carolina
Tel. (336) 668-9050

Midwest Employers Casualty Company
13801 Riverport Drive, Suite 200
Maryland Heights, MO 63043-4810
(314) 298-7332 Fax: (314) 298-0434

Melodee J. Saunders, President & Chief Operating Officer
Steven J. Link, Executive Vice President – Marketing
Peter W. Shaw, Chief Financial Officer & Treasurer
Donna L. Knowling, Senior Vice President & Secretary
Robert H. Burgoyne, Vice President – Underwriting
Matthew J. Jerabek, Vice President – Special Projects
Leo J. Winstead, Vice President – Claims

Reinsurance

Berkley Insurance Company
475 Steamboat Road, Greenwich, CT 06830
(203) 542-3800 Fax: (203) 542-3839

William R. Berkley, Chairman & President
Larry A. Hansen, Executive Vice President & Chief Financial Officer
Carol J. LaPunzina, Senior Vice President – General Counsel & Secretary
Richard D. Thomas, Vice President & Corporate Actuary

Facultative ReSources, Inc.
475 Steamboat Road, Greenwich, CT 06830
(203) 542-3500 Fax: (203) 542-3579

James W. McCleary, President & Chief Executive Officer
James H. Crutchley, Chief Casualty Underwriting Officer & Senior Vice President –Branch Manager, Greenwich, CT
Thomas V. Lehmkuhl, Vice President – Underwriting, Greenwich, CT
Michael E. Horn, Vice President – Underwriting, Greenwich, CT
Michael J. Nicholas, Senior Vice President – Branch Manager, Atlanta, GA
Ronald S. Hayden, Vice President – Underwriting, Atlanta, GA
David M. McNichols, Vice President – Resident Manager, Schaumburg, IL
Walter R. Carlson, Vice President – Underwriting, Schaumburg, IL
Stephen A. Samoskevich, Senior Vice President – Manager of Information Technology
Edward N. Ryan, Vice President – Property Manager
Pasquale Tomaino, Vice President – Chief Financial Officer
Norman H. Davis, Vice President – Claims Manager
Carol J. LaPunzina, Vice President – General Counsel & Secretary

Atlanta, Georgia
Tel. (770) 396-2515

Schaumburg, Illinois
Tel. (847) 884-1960

Signet Star Re, LLC
475 Steamboat Road, Greenwich, CT 06830
(203) 542-3200 Fax: (203) 542-3290

Tom N. Kellogg, Chairman
Craig N. Johnson, President & Chief Executive Officer
Richard Agatstein, Senior Vice President – Underwriting
Stephen P. Horvath, Senior Vice President – Underwriting
Timothy C. McCoy, Senior Vice President – Underwriting

Gordon J. Olver, Senior Vice President – Underwriting
Joseph W. Walsh, Senior Vice President – Underwriting
Kevin J. Shea, Senior Vice President – Director of Claims
Todd W. Bolden, Vice President – Underwriting
Barbara A. Connell, Vice President – Underwriting
Graham C. Dickinson, Vice President – Underwriting
Olivia W. Giutini, Vice President – Actuary
Julie K. Halper, Vice President – Chief Actuary
Joan E. Kapfer, Vice President
Paul J. Kelly, Vice President – Underwriting
Krystyna H. Miller, Vice President – Claims
John M. Murray, Vice President – Claims
John J. Myers, Vice President – Underwriting

B F Re Underwriters, LLC
One Canterbury Green, Stamford, CT 06901
(203) 975-7739 Fax: (203) 975-7749

Daniel L. Avery, President
Richard A. Corpus, Executive Vice President
Maria W. Anderson, Vice President
Scott Balfour, Vice President
Frederic C. Cooper, Vice President
J. Robert Fender, Vice President
Thomas P. Gaughran, Vice President
Thomas J. Greenfield, Vice President
Gary S. Miller, Vice President
L. Randy Miller, Vice President
Jeff M. Neher, Vice President
Raymond H. Niver, Vice President
Catherine P. Schilling, Vice President
Joseph J. Vyskocio, Vice President

Chicago, Illinois
Tel. (312) 553-4707

Irving, Texas
Tel. (972) 580-9950

Dublin, Ohio
Tel. (614) 766-4316

Philadelphia, Pennsylvania
Tel. (215) 568-3570

Duluth, Georgia
Tel. (770) 814-7531

San Fransisco, California
Tel. (415) 543-4466

Fidelity & Surety Reinsurance Managers, LLC
1901 N. Roselle Road, Suite 575
Schaumburg, IL 60195
(847) 882-6644 Fax: (847) 882-8711

Roger J. Bassi, President
James H. Taylor, Vice President – Claims
Diane M. Igielski, Vice President – Underwriting

Berkley Risk Solutions, Inc.
475 Steamboat Road, Greenwich, CT 06830
(203) 769-4050 Fax: (203) 769-4059

Jeffrey E. Vosburgh, President
Gregory A. Cuzzi, Senior Vice President & Chief Actuarial Officer
Robert W. Mathis, Senior Vice President & Chief Marketing Officer
Sally B. Gilmore, Senior Vice President & Chief Administrative Officer
Kenneth M. Roberts, Vice President

Berkley Underwriting Partners, LLC
215 Shuman Boulevard, Suite 200
Naperville, IL 60563
(630) 210-0360 Fax: (630) 210-0376

John S. Diem, President
Scott R. Wallace, Executive Vice President – Business Development
Joseph L. Mathews, Executive Vice President – Chief Financial Officer
Kay L. Frerk, Senior Vice President – Chief Actuary
Joseph M. Pojman, Senior Vice President – Director of Claims
Joycelyn M. Ray, Vice President – Regulatory Compliance

Gemini Insurance Company
StarNet Insurance Company
475 Steamboat Road, Greenwich, CT 06830
(203) 542-3800 Fax: (203) 542-3839

William R. Berkley, President & Chief Executive Officer
Larry A. Hansen, Executive Vice President & Chief Financial Officer
John S. Diem, Executive Vice President
Richard P. Shemitis, Executive Vice President – Gemini Insurance Company
Carol J. LaPunzina, Senior Vice President – General Counsel & Secretary
Donald M. McGuire, Senior Vice President & Treasurer

International

Berkley International, LLC
475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4098

William R. Berkley, Chairman & Chief Executive Officer
W. Robert Berkley, Jr., Vice Chairman
Fernando Correa Urquiza, President
Eugene G. Ballard, Senior Vice President – Chief Financial Officer & Treasurer
Ira S. Lederman, Senior Vice President – General Counsel & Secretary
Steven J. Malawer, Vice President – Associate General Counsel & Assistant Secretary

Berkley International Argentina S.A.
Carlos Pellegrini 1023, 2nd Floor
C1009ABU - Buenos Aires, Argentina
54-11-4378 7900 Fax: 54-11-4378 7910

Eduardo I. Llobet, President & Chief Executive Officer
Marcelo R. Crespo, Chief Financial Officer

Berkley International Aseguradora de Riesgos del Trabajo S.A.
Carlos Pellegrini 1023, 3rd Floor
C1009ABU - Buenos Aires, Argentina
54-11-4378 8000 Fax: 54-11-4378 8088

Alejandro Bruce, Chief Executive Officer
Eduardo I. Llobet, President

Berkley International Seguros S.A.
Mitre 699, S2000COM-Rosario, Argentino
54-341-410 4200 Fax: 54-341-425 9802

Carlos Pellegrini 1023, 1st & 2nd Floors
C1009ABU - Buenos Aires, Argentina
54-11-4378 8100 Fax: 54-11-4378 8111

Eduardo I. Llobet, President & Chief Executive Officer
Osvaldo P. Borghi, Chief Operating Officer

Berkley International Philippines, Inc.
Berkley International Life Insurance Co., Inc.
Berkley International Plans, Inc.
Family First, Inc.
9th Floor, The Enterprise Centre, Tower 2
6766 Ayala Avenue, corner Paseo de Roxas
Makati City, Philippines
(632) 755-1500 Fax: (632) 755-1501

Daniel L. Villanueva, Executive Vice President & Chief Financial Officer
Robb S. Paulsen, Executive Vice President & General Manager – Family First, Inc.
Adnelle M. Valeza, Vice President – Information Technology

BI China, Limited
Family First Limited
FFI Limited
41st Floor, RBS Tower
Times Square
Causeway Bay, Hong Kong
(852) 3182-6888 Fax: 852-2110-9928

Alan M. Rafe, Managing Director

Global Direct, LLC
475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4098

Service Operations

Berkley Dean & Company, Inc.
475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President
Nicholas R. Lang, Vice President
James T. McGrath, Vice President

Berkley Capital, LLC
475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4095

Robert D. Stone, Managing Director

Berkley Technology Services LLC
405 Silverside Road, Suite 205, Wilmington, DE 19809
(302) 439-2000 Fax: (302) 439-2016

Harry J. Berkley, Vice President
Kenneth R. McKinion, Vice President
Robert L. Boley, Vice President – Customer Service
Joni L. Gacke, Vice President – Underwriting Services
Wayne L. Robinson, Vice President – Network Infrastructure
Frank C. Vedder, Vice President – Core Systems
Thomas M. Whelans, Vice President – Operations

Luverne, Minnesota
Sioux Falls, South Dakota
Tel. (507) 283-9195

"SAFE HARBOR" STATEMENT

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including statements related to our outlook for the industry and for our performance for the year 2004 and beyond, are based upon the Company's historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to, the cyclical nature of the property casualty industry, the long-tail and potentially volatile nature of the reinsurance business, product demand and pricing, claims development and the process of estimating reserves, the uncertain nature of damage theories and loss amounts, increases in the level of our retention, natural and man-made catastrophic losses, including as a result of terrorist activities, the impact of competition, the availability of reinsurance, the ability of our reinsurers to pay reinsurance recoverables owed to us, investment risks, including those relating to fixed income securities, merger arbitrage investments, and other equity securities, exchange rate and political risks relating to our international operations, legislative and regulatory developments, changes in the ratings assigned to us by ratings agencies, the availability of dividends from our insurance company subsidiaries, our ability to successfully acquire and integrate companies and invest in new insurance ventures, our ability to attract and retain qualified employees, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause actual results of the industry or our actual results for the year 2004 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. Any projections of growth in the Company's net premiums written and management fees would not necessarily result in commensurate levels of underwriting and operating profits. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

BOARD OF DIRECTORS AND OFFICERS

Directors

WILLIAM R. BERKLEY
Chairman of the Board and Chief Executive Officer

PHILIP J. ABLOVE
Retired Executive Vice President and Chief Financial Officer of Pioneer Companies, Inc.

W. ROBERT BERKLEY, JR.
Senior Vice President – Specialty Operations

RONALD E. BLAYLOCK
Founder, Chairman and Chief Executive Officer
Blaylock & Partners LP (investment banking firm)

MARK E. BROCKBANK
Retired Chief Executive of XL Brockbank Ltd.

GEORGE G. DALY
Fingerhut Professor and Dean Emeritus
Stern School of Business
New York University

RICHARD G. MERRILL
Retired Executive Vice President of Prudential Insurance Company of America

JACK H. NUSBAUM
Chairman, Willkie Farr & Gallagher LLP
(attorneys at law)

MARK L. SHAPIRO
Private Investor

Officers

WILLIAM R. BERKLEY
Chairman of the Board and Chief Executive Officer

EUGENE G. BALLARD
Senior Vice President – Chief Financial Officer and Treasurer

W. ROBERT BERKLEY, JR.
Senior Vice President – Specialty Operations

ROBERT P. COLE
Senior Vice President – Regional Operations

ROBERT W. GOSSELINK
Senior Vice President – Insurance Risk Management

PAUL J. HANCOCK
Senior Vice President – Chief Corporate Actuary

ROBERT C. HEWITT
Senior Vice President – Alternative Markets Operations

IRA S. LEDERMAN
Senior Vice President – General Counsel and Secretary

JAMES W. McCLEARY
Senior Vice President – Reinsurance Operations

JAMES G. SHIEL
Senior Vice President – Investments

HARRY J. BERKLEY
Vice President – Information Technology

EDWARD F. LINEKIN
Vice President – Investments

KENNETH R. McKINION
Vice President – Information Technology Operations

CLEMENT P. PATAFIO
Vice President – Corporate Controller

JOSEPH M. PENNACHIO
Vice President – Human Resources

JOSEPHINE A. RAIMONDI
Vice President – Senior Counsel and Assistant Secretary

WILLIAM P. SCOTT
Vice President – Financial Risk Management

SCOTT A. SIEGEL
Vice President – Taxes

THOMAS P. BOYLE
Assistant Vice President – Corporate Actuarial

JOHN CELIDONIO
Assistant Vice President – Actuary

RAYMOND J. O'BRIEN
Assistant Vice President – Director of Internal Audit

BRUCE I. WEISER
Assistant Vice President – Counsel

JEAN P. MILOT
Assistant Corporate Controller

GEORGE K. RICHARDSON
Assistant Treasurer

JANET L. SHEMANSKE
Assistant Secretary

JOHN E. WARYCHA
Assistant Corporate Controller – Financial Reporting

DAWN M. CALLAHAN
Director of Investment Accounting

ROBERT E. SLATTERY
Director of Corporate Information Systems

Auditors

KPMG LLP
New York, NY

Outside Counsel

Willkie Farr & Gallagher LLP
New York, NY

Annual Meeting

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 1:30 p.m. on May 11, 2004 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

Shares Traded

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange.
Symbol: BER

Transfer Agent and Registrar

Wells Fargo Bank, N.A.
Shareowner Services
161 N. Concord Exchange
P. O. Box 64854
South St. Paul, MN 55075
Tel. (800) 468-9716

Annual Report on Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission contains additional financial and other information with respect to W. R. Berkley Corporation. Copies of the Form 10-K will be furnished to stockholders upon request. Please direct all inquiries to:

Ira S. Lederman
General Counsel and Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830.

Web Site

For additional information, including press releases, visit our internet site at:

http://www.wrberkley.com